UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           Community Financial Corp.
                -----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                -----------------------------------------------
                         (Title of Class of Securities)

                                  20364V-10-9
                -----------------------------------------------
                                 (CUSIP Number)

                   Barrett R. Rochman, 1345 East Park Street,
                   Carbondale, Illinois 62901 (618/529-3513)
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 1, 2000
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 20364V-10-9                                      PAGE 2 OF 9 PAGES
            -----------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barrett R. Rochman
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF, BK
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [X]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          100,700(1)
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             22,300(2)
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          100,700(1)
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          22,300(2)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      129,340(3)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.8%(4)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN
------------------------------------------------------------------------------


(1) Mr. Rochman owns 100,700 shares directly. In addition to the 100,700 shares owned by Mr. Rochman, Marilyn Rochman, the wife of Mr. Rochman, owns 6,340 shares directly.

(2) The Boo Rochman Charitable Corp. owns 19,300 shares, and the Rochman Family Investment owns 3,000 shares. Mr. Rochman and Marilyn Rochman have shared voting and dispositive power over these shares.

(3) Includes the (i) 123,000 shares over which Mr. Rochman has sole or shared voting or dispositive power, and (ii) 6,340 shares owned by Marilyn Rochman.

(4) Based on 2,213,645 shares of common stock, par value $0.01 per share, of Community Financial Corp. reported to be outstanding in Community Financial Corp.'s Form 10-Q for the quarter ended September 30, 1999 and in Community Financial Corp.'s preliminary proxy statement relating to its 2000 annual meeting of the stockholders filed with the Securities and Exchange Commission.

Item 1.  Security and Issuer
----------------------------

                  This Amendment No. 2 to Schedule 13D (the "Amendment") relates to the common stock, par value $0.01 per share, of Community Financial Corp. (the "Issuer"). The Issuer's principal executive office is located at 240 East Chestnut, Olney, Illinois 62450.

Item 2.  Identity and Background
--------------------------------

         (a) This Amendment is being filed by Barrett R. Rochman as an individual.

         (b) Mr. Rochman's principal business address is 31 Homewood, Carbondale, Illinois 62901.

         (c) Mr. Rochman's principal occupation is the real estate investment business. Mr. Rochman's principal real estate investment activities include owning and renting commercial and residential real estate, purchasing tax certificates in Illinois and managing real property acquired through tax certificates. Mr. Rochman engages in his principal occupation through the following entities:

                  Rochman Rentals - 31 Homewood, Carbondale, Illinois 62901(rental property company)
                  S.I. Securities - 31 Homewood, Carbondale, Illinois 62901(real estate investment company)
                  S.I. Securities, Inc. - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company) S.I.-P.I. - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)
                  Boo Noz Corp. - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)
                  S.I. Boo, LLC - 31 Homewood, Carbondale, Illinois 62901 (real estate investment company)

         (d) During the last five years, Mr. Rochman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Securities and Exchange Commission (the "Commission") instituted proceedings against Mr. Rochman alleging that Mr. Rochman violated Section 13(d) of the Securities Exchange Act of 1934 and certain rules thereunder (collectively the "Laws"). These proceedings were settled on February 17, 1999 without Mr. Rochman having to admit or deny any of the alleged violations. As part of the settlement, the Commission ordered Mr. Rochman to cease and desist from committing or causing any violation or any future violation of the Laws. These proceedings of the Commission related to filings with the Commission of Schedule 13D and amendments thereto required of Mr. Rochman in connection with his ownership of more than 5% of the outstanding shares of common stock of Heartland Bancshares, Inc. Mr. Rochman was not required to pay any fine or penalty in connection with the settlement.

         (f)      Mr. Rochman is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

                  As indicated on Line 4 of the Cover Page of this Amendment, Mr. Rochman has used bank loans, personal funds (including broker margin account funds), insurance proceeds from a settlement relating to the death of Mr. Rochman's son, Jeremy Rochman, and funds of the Boo Rochman Charitable Corp. and Rochman Family Investment in making purchases of the Issuer's common stock. As of the date of this Amendment, the total amount of funds used in the purchase of the Issuer's shares of common stock by Mr. Rochman, the Boo Rochman Charitable Corp., the Rochman Family Investment and Marilyn Rochman is approximately $1,231,738. This amount is based on the total number of shares of the Issuer's common stock purchased by Mr. Rochman, Boo Rochman Charitable Corp., Rochman Family Investment and Marilyn Rochman multiplied by the price per share paid and does not include broker fees associated with such purchases. To date, Mr. Rochman has obtained personal loans in the amount of $500,000 from the First National Bank & Trust Company, Carbondale, Illinois, and Mr. Rochman, the Boo Rochman Charitable Corp., the Rochman Family Investment and Marilyn Rochman have used approximately $731,738 of their respective funds, including, with respect to Mr. Rochman, funds obtained from his broker margin accounts, in connection with the purchase of the shares identified herein.

Item 4.  Purpose of Transaction
-------------------------------

                  Although the shares of common stock of the Issuer identified in this Amendment that are beneficially owned by Mr. Rochman were acquired for investment purposes, Mr. Rochman may, as set forth below, seek to influence control of the Issuer, as well as consider other measures to enhance stockholder value. Although Mr. Rochman presently has no plan to pursue an immediate sale of the Issuer, Mr. Rochman is open to considering a sale of the Issuer as part of a strategy for enhancing stockholder value. Mr. Rochman may purchase additional shares of common stock of the Issuer.

                  On January 11, 2000, Mr. Rochman met informally with Mr. Wayne Benson, President of the Issuer, to discuss the possibility of Mr. Rochman becoming a member of the board of directors of the Issuer. Mr. Rochman also discussed his thoughts on what direction the corporate strategy of the Issuer should take, including his desire to have the loan portfolios of the Issuer's subsidiaries be more similar to that of commercial banks rather than savings associations and to have the Issuer grow in asset size through start-up operations in other markets and/or acquisitions of other financial institutions. As of the date of this Amendment, neither Mr. Rochman or Mr. Nadler has not been invited to join the Issuer's board of directors or selected as management's nominee for election as a director at the Issuer's 2000 annual meeting of stockholders or at the next meeting of stockholders at which directors are elected (the "Stockholders Meeting").

                  Accordingly, in connection with the Stockholders Meeting, Mr. Rochman presently intends to (a) nominate himself and Michael
                  B. Nadler for election as directors of the Issuer, and (b) submit a proposal for consideration by the stockholders of the Issuer recommending that the board of directors engage the services of a consultant or other advisor which has experience in advising financial institutions to make recommendations to the board of directors of the Issuer as to specific actions designed to improve earnings and enhance stockholder value.

                  Mr. Rochman presently is soliciting proxies for use at the Stockholders Meeting in favor of his director nominees and his stockholder proposal. Mr. Rochman anticipates at this time that his proxy solicitation in connection with Stockholders Meeting will be in opposition to any proxy solicitation by the board of directors of the Issuer with respect to the same meeting.

                  On March 1, 2000, Mr. Rochman filed his definitive proxy statement, form of proxy and letter to stockholders relating to the Stockholders Meeting with the Securities and Exchange Commission. Such materials are attached hereto as an exhibit and incorporated herein by reference.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         (a) Mr. Rochman beneficially owns 129,340 shares, or 5.8%, of the outstanding common stock of the Issuer. (The percentage of outstanding common stock is based upon the number of outstanding shares of common stock of the Issuer as set forth in its Form 10-Q for the quarter ended September 30, 1999 and in the Issuer's preliminary proxy statement relating to its 2000 annual meeting of the stockholders filed with the Securities and Exchange Commission).

         (b) Mr. Rochman has sole power to vote and dispose of 100,700 shares of common stock of the Issuer, as identified on Lines 7 and 9 of the Cover Page of this Amendment. In addition to such 100,700 shares, Marilyn Rochman, the wife of Mr. Rochman, beneficially owns 6,340 shares of common stock of the Issuer, over which she has sole voting and dispositive power. Mr. Rochman and Marilyn Rochman share the power to vote and dispose of 22,300 shares of common stock of the Issuer, as identified on Lines 8 and 10 of the Cover Page of this Amendment. The identity and background information for Marilyn Rochman is as follows:

                  (i)      Name: Marilyn Rochman.

                           (ii)     Address: 31 Homewood, Carbondale, Illinois
                                    62901.

                           (iii)    Principal Occupation: Housewife.

                           (iv) During the past five years, Marilyn Rochman has not been convicted in a criminal proceeding (excluding traffic violations or other misdemeanors).

                           (v) During the past five years, Marilyn Rochman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           (vi)     Citizenship:  United States of America.

         (c) Mr. Rochman has effected the following transactions involving the common stock of the Issuer in the past sixty (60) days:

                               Date of               Number of        Price
Name                         Transaction         Shares Purchased   Per Share      Place/Manner of Transaction
----                         -----------         ----------------   ---------      ---------------------------
Barrett R. Rochman         December 27, 1999              600        $9-3/16      Open market purchase / Broker
Barrett R. Rochman         January 3, 2000             10,000        $9-7/16      Open market purchase / Broker
Barrett R. Rochman         January 5, 2000              2,000        $9-5/16      Open market purchase / Broker
Barrett R. Rochman         January 5, 2000              2,300        $9-3/8       Open market purchase / Broker
Barrett R. Rochman         January 6, 2000              2,300        $9-1/14      Open market purchase / Broker
Barrett R. Rochman         January 6, 2000              2,000        $9-1/8       Open market purchase / Broker
Barrett R. Rochman         January 6, 2000              1,000        $9-1/16      Open market purchase / Broker
Barrett R. Rochman         January 6, 2000              1,000        $9.00        Open market purchase / Broker
Barrett R. Rochman         January 7, 2000              1,000        $11-1/2      Off the market purchase
Barrett R. Rochman         January 10, 2000             1,100        $9.00        Open market purchase / Broker
Barrett R. Rochman         February 1, 2000             2,500        $9-1/4       Open market purchase / Broker
Barrett R. Rochman         February 1, 2000            10,000        $9.20*       Open market purchase / Broker
Barrett R. Rochman         February 8, 2000             1,000        $11-1/2      Off the market purchase

* Reflects the average purchase price of shares purchased.

                  As indicated on the Cover Page of this Amendment, Mr. Rochman has shared voting and dispositive power over shares owned by the Boo Rochman Charitable Corp. and the Rochman Family Investment. The Boo Rochman Charitable Corp. and the Rochman Family Investment have effected the following transactions involving the common stock of the Issuer during the past sixty
                  (60) days:

                               Date of               Number of        Price
Name                         Transaction         Shares Purchased   Per Share      Place/Manner of Transaction
----                         -----------         ----------------   ---------      ---------------------------
Boo Rochman
   Charitable Corp.        December 21, 1999            8,700         $9-1/4      Open market purchase / Broker

Rochman Family
   Investment              December 31, 1999              600        $9-3/16      Open market purchase / Broker

Boo Rochman
   Charitable Corp.        January 7, 2000              1,000        $11-1/2      Off the market transfer to
                                                                                  Barrett R. Rochman
Boo Rochman
   Charitable Corp.        February 8, 2000             1,000        $11-1/2      Off the market transfer to
                                                                                  Barrett R. Rochman

                  As indicated on the Cover Page of this Amendment, Marilyn Rochman owns 6,340 shares of common stock of the Issuer. Mrs. Rochman has effected the following transactions involving the common stock of the Issuer during the past sixty (60) days:

                               Date of               Number of        Price
Name                         Transaction         Shares Purchased   Per Share      Place/Manner of Transaction
----                         -----------         ----------------   ---------      ---------------------------
Marilyn Rochman            December 30, 1999           3,000         $9-3/8       Open market purchase / Broker
Marilyn Rochman            January 4, 2000               400         $9-3/8       Open market purchase / Broker


         (d)      Not applicable

         (e)      Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

                  There are no contracts, arrangements, understandings or relationships between Mr. Rochman and any other person with respect to any shares of common stock of the Issuer, other than the loans to Mr. Rochman by the bank and the broker margin accounts identified in Item 3 of this Amendment in connection with the purchase of shares.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         Exhibit 1 Promissory Note and Commercial Pledge and Security Agreement, dated as of January 12, 2000

         Exhibit 2 Promissory Note and Commercial Pledge and Security Agreement, dated as of January 7, 2000

         Exhibit 3         Client's Margin Account, dated as of April 26, 1999

         Exhibit 4         Client's Margin Account

         Exhibit 5 Definitive proxy statement, form of proxy and letter to stockholders, filed with the Securities and Exchange Commission on March 1, 2000

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     /s/ BARRETT R. ROCHMAN
                                                     ------------------------
                                                     Barrett R. Rochman


Dated: March 8, 2000

                                 EXHIBIT INDEX


Exhibit Number                                       Description
--------------                                       -----------

Exhibit 1 Promissory Note and Commercial Pledge and Security Agreement, dated as of January 12, 2000

Exhibit 2 Promissory Note and Commercial Pledge and Security Agreement, dated as of January 7, 2000

Exhibit 3                                   Client's Margin Account, dated as of
                                            April 26, 1999

Exhibit 4                                   Client's Margin Account

Exhibit 5 Definitive proxy statement, form of proxy and letter to stockholders, filed with the Securities and
                                            Exchange Commission on March 1, 2000

                                                                     Exhibit 1

                                PROMISSORY NOTE

   Principal      Loan Date      Maturity       Loan No.         Call        Collateral      Account        Officer       Initials
  $250,040.00    01-12-2000     01-07-2004         18            004A            P6         10019710         00004
-------------------------------------------------------------------------- --------------------------------------------------------
References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.
-------------------------------------------------------------------------- --------------------------------------------------------

Borrower:     BARRETT R. ROCHMAN (SSN: ###-##-####)
              PO BOX 3074
              CARBONDALE, IL  62902

Lender: First National Bank and Trust Company, Carbondale, Illinois 509 S. University Ave.
         P.O. Box 2227
         Carbondale, IL  62901-2227

Principal Amount: $250,040.00                            Interest Rate: 8.250%
                         Date of Note: January 12, 2000

PROMISE TO PAY. BARRETT R. ROCHMAN ("Borrower") promises to pay to First National Bank and Trust Company, Carbondale, Illinois ("Lender"), or order, in lawful money of the United States of America, the principal amount of Two Hundred Fifty Thousand Forty & 00/100 Dollars ($250,040.00), together with interest at the rate of 8.20% per annum on the unpaid principal balance from January 12, 2000, until paid in full.

PAYMENT. Borrower will pay this loan in 15 principal payments of $6,875.00 each and one final principal and interest payment of $149,945.12. Borrower's first principal payment is due April 7, 2000, and all subsequent principal payments are due on the same day of each quarter after that. In addition, Borrower will pay regular quarterly payments of all accrued unpaid interest due as of each payment date. Borrower's first interest payment is due April 7, 2000, and all subsequent interest payments are due on the same day of each quarter after that. Borrower's final payment due January 7, 2004, will be for all principal and accrued interest not yet paid. Interest on this Note is computed on a 30/360 simple interest basis; that is, with the exception of odd days in the first payment period, monthly interest is calculated by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by a month of 30 days. Interest for the odd days is calculated on the basis of the actual days to the next full month and a 360-day year. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing. Unless otherwise agreed or required by applicable law, payments will be applied first to accrued unpaid interest, then to principal, and any remaining amount to any unpaid collection costs and late charges.

PREPAYMENT. Borrower agrees that all loan fees and other prepaid finance charges are earned fully as of the date of the loan and will not be subject to refund upon early payment (whether voluntary or as a result of default), except as otherwise required by law. Except for the foregoing, Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments under the payment schedule. Rather, they will reduce the principal balance due and may result in Borrower making fewer payments.

LATE CHARGE. If a payment is 10 days or more late, Borrower will be charged 5.000% of the regularly scheduled payment or $15.00, whichever is less.

DEFAULT. Borrower will be in default if any of the following happens: (a) Borrower fails to make any payment when due. (b) Borrower breaks any promise Borrower has made to Lender, or Borrower fails to comply with or to perform when due any other term, obligation, covenant, or condition contained in this Note or any agreement related to this Note, or in any other agreement or loan Borrower has with Lender. (c) Any representation or statement made or furnished to Lender by Borrower or on Borrower's behalf is false or misleading in any material respect either now or at the time made or furnished. (d) Borrower dies or becomes insolvent, a receiver is appointed for any part of Borrower's property, Borrower makes an assignment for the benefit of creditors, or any proceeding is commenced either by Borrower or against Borrower under any bankruptcy or insolvency laws. (e) Any creditor tries to take any of Borrower's property on or in which Lender has a lien or security interest. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. (f) Any of the events described in this default section occurs with respect to any guarantor of this Note. (g) A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of the Indebtedness is impaired. (h) Lender in good faith deems itself insecure.

If any default, other than a default in payment, is curable and if Borrower has not been given a notice of a breach of the same provision of this Note within the preceding twelve (12) months, it may be cures (and no event of default will have occurred) if Borrower, after receiving written notice from Lender demanding cure of such default: (a) cures the default within fifteen (15) days; or (b) if the cure requires more than fifteen (15) days, immediately initiates steps which Lender deems in Lenders' sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, without notice, and then Borrower will pay that amount. Upon default, including failure to pay upon final maturity, Lender, at its option, may also, if permitted under applicable law, increase the interest rate on this Note 3.000 percentage points. The interest rate will not exceed the maximum rate permitted by applicable law. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower also will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's attorneys' fees and Lender's legal expenses whether or not there is a lawsuit, including attorneys' fees and legal expenses for bankruptcy proceeding (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law. This Note has been delivered to Lender and accepted by Lender in the State of Illinois. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of JACKSON County, the State of Illinois. This Note shall be governed by and construed in accordance with the laws of the State of Illinois.

RIGHT OF SET OFF. Borrower grants to Lender a contractual security interest in, and hereby assigns, conveys, delivers, pledges, and transfers to Lender all Borrower's right, title and interest in and to, Borrower's accounts with Lender (whether checking, savings, or some other account), including without limitation all accounts held jointly with someone else and all accounts Borrower may open in the future, excluding however all IRA and Keogh accounts, and all trust accounts for which the grant of a security interest would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on this Note against and all such accounts.

COLLATERAL.  This Note is secured by A SEPARATE SECURITY AGREEMENT OF EVEN DATE.

GENERAL PROVISIONS. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, protest and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan, or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made.

ILLINOIS INSURANCE NOTICE. Unless Borrower provides Lender with evidence of the insurance coverage required by Borrower's agreement with Lender, Lender may purchase insurance at Borrower's expense to protect Lender's interests in the Collateral. This insurance may, but need not , protect Borrower's interests. The coverage that Lender purchases may not pay any claim that Borrower makes or any claim that is made against Borrower in Borrower has obtained insurance as required by their agreement. If Lender purchases insurance for the collateral, Borrower will be responsible for the costs of that insurance, including interest and any other charges Lender may impose in connection with the placement of the insurance, until the effective date of the cancellation or expiration of the insurance. The costs of the insurance may be added to Borrower's total outstanding balance or obligation. The costs of the insurance may be more than the cost of insurance Borrower may be able to obtain on Borrower's own.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE. BORROWER AGREES TO THE TERMS OF THE NOTE AND ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THE NOTE.

BORROWER:


  /s/ Barrett R. Rochman
  ------------------------
  BARRETT R. ROCHMAN

THIS COMMERCIAL PLEDGE AND SECURITY AGREEMENT is entered into between BARRETT R. ROCHMAN (referred to below as "Grantor"); and First National Bank and Trust Company, Carbondale, Illinois (referred to below as "Lender").

GRANT OF SECURITY INTEREST. For valuable consideration, Grantor grants to Lender a security interest in the Collateral to secure the indebtedness and agrees that Lender shall have the rights stated in this Agreement with respect to the Collateral, in addition to all other rights which Lender may have by law.

DEFINITIONS. The following words shall have the following meanings when used in this Agreement:

         Agreement. The word "Agreement" means this Commercial Pledge and Security Agreement, at this Commercial Pledge and Security Agreement may be amended or modified from time to time, together with all exhibits and schedules attached to this Commercial Pledge and Security Agreement from time to time.

         Collateral. The word "Collateral" means the following specifically described property, which Grantor has delivered or agrees to deliver (or cause to be delivered or appropriate book-entries made) immediately to Lender, together with all income and Proceeds as described below:

              39000,000 shares of COMMUNITY FINANCIAL CORP.

         In addition, the word "Collateral" includes all property of Grantor, in the possession of Lender (or in the possession of a third party subject to the control of Lender), whether now or hereafter existing and whether tangible or intangible in character, including without limitation each of the following:

              (a) All property to which Lender acquires title or documents of title. (b) All property assigned to Lender. (c) All promissory notes, bills of exchange, stock certificates, bonds, savings passbooks, time certificates of deposit, insurance policies, and all other instruments and evidences of an obligation. (d) All records relating to any of the property described in this Collateral section, whether in the form of a writing, microfilm, microfiche, or electronic media.

         Event of Default. The words "Event of Default" mean and include without limitation any of the Event of Default set forth below in the section titled "Events of Default".

         Grantor.  The word "Grantor" means BARRETT R. ROCHMAN.

         Guarantor. The word "Guarantor" means and includes without limitation each and all of the guarantors, sureties, and accommodation parties in connection with the indebtedness.

         Income and Proceeds. The words "Income and Proceeds" mean all present and future income, proceeds, earnings, increases, and substitutions from or for the Collateral of every kind and nature, including without limitation all payments, interest, profits, distributions, benefits, rights, options, warrants, dividends, stock dividends, stock splits, stock rights, regulatory dividends, distributions, subscriptions, monies, claims, for money due and to become due, proceeds of any insurance on the Collateral, shares of stock of different par value or no par value issued in substitution or exchange for shares included in the Collateral, and all other property Grantor is entitled to receive on account of such Collateral, including accounts, documents, instruments, chattel paper, and general intangible.

         Indebtedness. The word "indebtedness" means the indebtedness evidenced by the Note, including all principal and interest, together with all other indebtedness and costs and expenses for which Grantor is responsible under this Agreement or under any of the Related Documents.

         Lender. The word "Lender" means First National Bank and Trust Company, Carbondale, Illinois, its successors and assigns.

         Note. The word "Note" means the note or credit agreement dated, January 7, 2000, in the principal amount of $250,040.00 from BARRETT R. ROCHMAN to Lender, together with all renewals of, extensions of, modifications of, refinancing of, consolidations of and substitutions for the note or credit agreement.

         Obligor. The word "Obligor" means and includes without limitation any and all persons or entitles obligated to pay money or to perform some other act under the Collateral.

         Related Documents. The words "Related Documents" mean and include without limitation all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the indebtedness.

RIGHT OF SETOFF. Grantor hereby grants Lender a contractual security interest in and hereby assigns, conveys, delivers, pledges, and transfers all of Grantor's right, title and interest in and to Grantor's accounts with Lender (whether checking, savings, or some other account), including all accounts held jointly with someone else and all accounts Grantor may open in the future, excluding, however, all IRA and Keogh accounts, and all trust accounts for which the grant of a security interest would be prohibited by law. Grantor authorizes Lender, to the extent permitted by applicable law, to charge or setoff all indebtedness against any and all such accounts. GRANTOR'S REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COLLATERAL. Grantor represents and warrants to Lender that :

         Ownership. Grantor is the lawful owner of the Collateral free and clear of all security interests, liens, encumbrances and claims of others except as disclosed to and accepted by Lender in writing prior to execution of this Agreement.

         Right to Pledge. Grantor has the full right, power and authority to enter into this Agreement and to pledge the Collateral.

         Binding Effect. This Agreement is binding upon Grantor, as well as Grantor's heirs, successors, representatives and assigns, and is legally enforceable in accordance with its terms.

         No Further Assignment. Grantor has not, and will not, sell, assign, transfer, encumber or otherwise dispose of any of Grantor's rights in the Collateral except as provided in this Agreement.

         No Defaults. There are no defaults existing under the Collateral, and there are no offsets or counterclaims to the same. Grantor will strictly and promptly perform each of the terms, conditions, covenants and agreements contained in the Collateral which are to be performed by Grantor, if any.

         No Violation. The execution and delivery of this Agreement will not violate any law or agreement governing Grantor or to which Grantor is a party.

LENDER'S RIGHTS AND OBLIGATIONS WITH RESPECT TO COLLATERAL. Lender may hold the Collateral until all the Indebtedness has been paid and satisfied and thereafter may deliver the Collateral to any Grantor. Lender shall have the following rights in addition to all other rights it may have by law:

         Maintenance and Protection of Collateral. Lender may, but shall not be obligated to, take such steps as it deems necessary or desirable to protect, maintain, insure, store, or care for the Collateral, including payment of any liens or claims against the Collateral. Lender may charge any cost incurred in so doing to the Grantor.

         Income and Proceeds from the Collateral. Lender may receive all income and Proceeds and add it to the Collateral. Grantor agrees to deliver to Lender immediately upon receipt, in the exact form received and without commingling with other property, all income and Proceeds from the Collateral which may be received by, paid, or delivered to Grantor or for Grantor's account, whether as an addition to, in discharge of, in substitution of, or in exchange for any of the Collateral.

         Application of Cash. At Lender's option, Lender may apply any cash, whether included in the Collateral or received as income and Proceeds or through liquidation, sale, or retirement, of the Collateral, to the satisfaction of the indebtedness or such portion thereof as Lender shall choose, whether or not matured.

         Transactions with Others. Lender may (a) extend time for payment or other performance, (b) grant a renewal or change in terms or conditions, or (c) compromise, compound or release any obligation, with any one or more Obligors, endorsers, or Guarantors of the Indebtedness as Lender or any of them, notice at least ten (10) days in advance of the time and place of any public sale, or the date after which any private sale may be made. Grantor agrees that any requirement of reasonable notice is satisfied if Lender mails notice by ordinary mail addressed to Grantor, or any of them, at the last address Grantor has given Lender in writing. If a public sale is held, there shall be sufficient compliance with all requirements of notice to the public by a single publication in any newspaper of general circulation in the county where the Collateral is located, setting forth the time and place of sale and a brief description of the property to be sold. Lender may be a purchaser at any public sale.

         Register Securities. Register any securities included in the Collateral in lender's name and exercise any rights normally incident to the ownership of securities.

         Sell Securities. Sell any securities included in the Collateral in a manner consistent with applicable federal and state securities laws notwithstanding any other provision of this or any other agreement. If, because of restrictions under such laws, Lender is or believes it is unable to sell the securities in any open market transaction, Grantor agrees that Lender shall have no obligation to delay sale until the securities can be registered, and may make a private sale to one or more persons or to a restricted group of persons, even though such sale may result in a price that is less favorable than might be obtained in an open market transaction, and such a sale shall be considered commercially reasonable. If any securities held as Collateral are "restricted securities" as defined in the Rules of the Securities and Exchange Commission (such as Regulation D or Rule 144) or state securities departments under state "Blue Sky" laws, or if Grantor is an affiliate of the Issuer of the securities, Grantor agrees that neither Borrower nor any member of Borrower's family and neither Grantor nor any member of Grantor's family will sell or dispose of any securities of such issuer without obtaining Lender's prior written consent.

         Foreclosure. Maintain a judicial suit for foreclosure and sale of Collateral.

         Transfer Title. Effect transfer of title upon sale of all or part of the Collateral. For this purpose, Grantor irrevocably appoints Lender as its attorney-in-fact to execute endorsements, assignments and instruments in the name of Grantor and each of them (if more than one) as shall be necessary or reasonable.

         Other Rights and Remedies. Have and exercise any or all of the rights and remedies of a secured creditor under the provisions of the Uniform Commercial Code, at law, in equity, or otherwise.

         Application of Proceeds. Apply any cash which is part of the Collateral, or which is received from the collection or sale of the Collateral, to reimbursement of any expenses, including any costs for registration of securities, commissions incurred in connection with a sale, attorney fees as provided below, and court costs, whether or not there is a lawsuit and including any fees on appeal, incurred by Lender in connection with the collection and sale of such Collateral and to the payment of the Indebtedness of Grantor to Lender, with any excess funds to be paid to Grantor as the interests of Grantor may appear. Grantor agrees, to the extent permitted by law, to pay any deficiency after application of the proceeds of the Collateral to the Indebtedness.

         Cumulative Remedies. All of Lender's rights and remedies, whether evidenced by this Agreement or by any other writing, shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Grantor under this Agreement, after Grantor's failure to perform, shall not affect Lender's right to declare a default and to exercise its remedies.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Agreement:

         Amendments. This Agreement, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Agreement. No alterations of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

         Applicable Law. This Agreement has been delivered to Lender and accepted by Lender in the state of Illinois. If there is a lawsuit, Grantor agrees upon Lender's request to submit to the jurisdiction of the courts of JACKSON county, the state of Illinois. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois.

         Attorneys' Fees; Expenses. Grantor agrees to pay upon demand all of Lender's costs and expenses, including attorneys' fees and Lender's legal expenses, incurred in connection with the enforcement of this Agreement. Lender may pay someone else to help enforce this Agreement, and Grantor shall pay the costs and expenses of such enforcement. Costs and expenses include Lender's attorneys' fees and legal expenses whether or not there is a lawsuit, including attorneys' fees and legal expenses for bankruptcy proceedings (and including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Grantor also shall pay all court costs and such additional fees as may be directed by the court.

         Caption Headings. Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.

         Notices. All notices required to be given under this Agreement shall be given in writing, may be sent by telefacsimile (unless otherwise required by law), and shall be effective when actually delivered or when deposited with a nationally recognized overnight courier or deposited in the United States mail, first class, postage prepaid, addressed to the party to whom the notice is to be given at the address shown above. Any party may change its address for notices under this agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. To the extent permitted by applicable law, if there is more than one Grantor, notice to any Grantor will constitute notice to all Grantors. For notice purposes, Grantor will keep Lender informed at all times of Grantor's current address(es).

         Severability. If a court of competent jurisdiction finds any provisions of this Agreement to be invalid or unenforceable as to any person or circumstance, such finding shall not render that provision invalid or unenforceable as to any other persons or circumstances. IF feasible, any such offending provision shall be deemed to be modified to be within the limits of enforceability or validity; however, if the offending provision cannot be so modified, it shall be stricken and all other provisions of this Agreement in all other respects shall remain valid and enforceable.

         Successor Interests. Subject to the limitations set forth above on transfer of the Collateral, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns.

         Waiver. Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lender. No delay or omission on the part of lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Grantor, shall constitute a waiver of any of Lender's rights or any of Grantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.





GRANTOR ACKNOWLEDGES HAVING READ ALL THE PROVISIONS OF THIS PLEDGE AND SECURITY AGREEMENT, AND GRANTOR AGREES TO ITS TERMS. THIS AGREEMENT IS DATED JANUARY 12, 2000.

GRANTOR:



X  /s/ Barrett R. Rochman
   BARRETT R. ROCHMAN

                                                                     Exhibit 2

                                PROMISSORY NOTE

   Principal      Loan Date      Maturity       Loan No.         Call        Collateral       Account        Officer     Initials
  $250,040.00    01-07-2000     01-07-2004         17            004A            PG          10019710         00004

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.

Borrower:     BARRETT R. ROCHMAN (SSN: ###-##-####)
              PO BOX 3074
              CARBONDALE, IL  62902

Lender:  First National Bank and Trust Company, Carbondale, Illinois
         509 S. University Ave.
         P.O. Box 2227
         Carbondale, IL  62901-2227
-----------------------------------------------------------------------------

Principal Amount:     $250,040.00                    Interest Rate:     8.250%
                       Date of Note:     January 7, 2000

PROMISE TO PAY. BARRETT R. ROCHMAN ("Borrower") promises to pay to First National Bank and Trust Company, Carbondale, Illinois ("Lender"), or order, in lawful money of the United States of America, the principal amount of Two Hundred Fifty Thousand Forty & 00/100 Dollars ($250,040.00), together with interest at the rate of 8.250% per annum on the unpaid principal balance from January 7, 2000, until paid in full.

PAYMENT. Borrower will pay this loan in 15 principal payments of $6,875.00 each and one final principal and interest payment of $149,945.12. Borrower's first principal payment is due April 7, 2000, and all subsequent principal payments are due on the same day of each quarter after that. In addition, Borrower will pay regular quarterly payments of all accrued unpaid interest due as of each payment date. Borrower's first interest payment is due April 7, 2000, and all subsequent interest payments are due on the same day of each quarter after that. Borrower's final payment due January 7, 2004, will be for all principal and accrued interest not yet paid. Interest on this Note is computed on a 30/360 simple interest basis: that is, with the exception of odd days in the first payment period, monthly interest is calculated by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by a month of 30 days. Interest for the odd days is calculated on the basis of the actual days to the next full month and a 360-day year. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing. Unless otherwise agreed or required by applicable law, payments will be applied first to accrued unpaid interest, then to principal, and any remaining amount to any unpaid collection costs and late charges.

PREPAYMENT. Borrower agrees that all loan fees and other prepaid finance charges are earned fully as of the date of the loan and will not be subject to refund upon early payment (whether voluntary or as a result of default), except as otherwise required by law. Except for the foregoing, Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower or Borrower's obligation to continue to make payment under the payment schedule. Rather, they will reduce the principal balance due and may result in Borrower making fewer payments.

LATE CHARGE. If a payment is 10 days or more late, Borrower will be charged 5.000% of the regularly scheduled payment or $15.00, whichever is less.

DEFAULT. Borrower will be default if any of the following happens: (a) Borrower fails to make any payment when due. (b) Borrower breaks any promise Borrower has made to Lender, or Borrower fails to comply with or to perform when due any other term, obligation, covenant, or condition contained in this Note or any agreement related to this Note, or in any agreement or loan Borrower has with Lender. (c) Any representation or statement made or furnished to Lender by Borrower or on Borrower's behalf is false or misleading in any material respect either now or at the time made or furnished. (d) Borrower dies or becomes insolvent, a receiver is appointed for any part of Borrower's property, Borrower makes an assignment for the benefit of creditors, or any proceeding is commenced either by Borrower or against Borrower under any bankruptcy or insolvency laws.
(e) Any creditor tries to take any of Borrower's property on or in which Lender has a lien or security interest. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. (f) Any of the events described in this default section occurs with respect to any guarantor of this Note. (g) A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of the indebtedness is impaired. (h) Lender in good faith deems itself insecure.

If any default, other than a default in payment, is curable and if Borrower has not been given a notice of a breach of the same provision of this Note within the preceding twelve (12) months, it may be cured (and no event of default will have occurred) if Borrower, after receiving written notice from Lender demanding cure of such default: (a) cures the default within fifteen (15) days; or (b) if the cure requires more than fifteen (15) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, without notice, and then Borrower will pay that amount. Upon default, including failure to pay upon final maturity, Lender, at its option, may also, if permitted under applicable law, increase the interest rate on this Note 3.000 percentage points. The interest rate will not exceed the maximum rate permitted by applicable law. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower also will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's attorneys' fees and Lender's legal expenses whether or not there is lawsuit, including attorneys' and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law. This Note has been delivered to Lender and accepted by Lender in the State of Illinois. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of JACKSON County, the State of Illinois. This Note shall be governed by and construed in accordance with the laws of the State of Illinois.

RIGHT OF SETOFF. Borrower grants to Lender a contractual security interest in, and hereby assigns, conveys, delivers, pledges, and transfers to Lender all Borrower's right, title and interest in and to, Borrower's accounts with Lender (whether checking, savings, or some other account), including without limitation all accounts held jointly with someone else and all accounts Borrower may open in the future, excluding however all IRA and Keogh accounts, and all trust accounts for which the grant of a security interest would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on this Note against and all such accounts.

COLLATERAL.  This Note is secured by A SEPARATE SECURITY AGREEMENT OF EVEN DATE.

GENERAL PROVISIONS. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, protest and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan, or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made.

ILLINOIS INSURANCE NOTICE. Unless Borrower provides Lender with evidence of the insurance coverage required by Borrower's agreement with Lender, Lender may purchase insurance at Borrower's expense to protect Lender's interests in the Collateral. This insurance may, but need not, protect Borrower's interests. The coverage that Lender purchases may not pay any claim that Borrower makes or any claim that is made against Borrower in Borrower has obtained insurance as required by their agreement. If Lender purchases insurance for the collateral, Borrower will be responsible for the costs of that insurance, including interest and any other charges Lender may impose in connection with the placement of the insurance, until the effective date of the cancellation or expiration of the insurance. The costs of the insurance may be added to Borrower's total outstanding balance or obligation. The costs of the insurance may be more than the cost of insurance Borrower may be able to obtain on Borrower's own.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE. BORROWER AGREES TO THE TERMS OF THE NOTE AND ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THE NOTE.

BORROWER:





/s/ Barrett R. Rochman
----------------------
BARRETT R. ROCHMAN

THIS COMMERCIAL PLEDGE AND SECURITY AGREEMENT is entered into between BARRETT R. ROCHMAN (referred to below as "Grantor"); and First National Bank and Trust Company, Carbondale, Illinois (referred to below as "Lender").

GRANT OF SECURITY INTEREST. For valuable consideration, Grantor grants to Lender a security interest in the Collateral to secure the indebtedness and agrees that Lender shall have the rights stated in this Agreement with respect to the Collateral, in addition to all other rights which Lender may have by law.

DEFINITIONS. The following words shall have the following meanings when used in this Agreement:

         Agreement. The word "Agreement" means this Commercial Pledge and Security Agreement, at this Commercial Pledge and Security Agreement may be amended or modified from time to time, together with all exhibits and schedules attached to this Commercial Pledge and Security Agreement from time to time.

         Collateral. The word "Collateral" means the following specifically described property, which Grantor has delivered or agrees to deliver (or cause to be delivered or appropriate book-entries made) immediately to Lender, together with all income and Proceeds as described below:

              39000,000 shares of COMMUNITY FINANCIAL CORP.

         In addition, the word "Collateral" includes all property of Grantor, in the possession of Lender (or in the possession of a third party subject to the control of Lender), whether now or hereafter existing and whether tangible or intangible in character, including without limitation each of the following:

              (a) All property to which Lender acquires title or documents of title. (b) All property assigned to Lender. (c) All promissory notes, bills of exchange, stock certificates, bonds, savings passbooks, time certificates of deposit, insurance policies, and all other instruments and evidences of an obligation. (d) All records relating to any of the property described in this Collateral section, whether in the form of a writing, microfilm, microfiche, or electronic media.

         Event of Default. The words "Event of Default" mean and include without limitation any of the Event of Default set forth below in the section titled "Events of Default".

         Grantor.  The word "Grantor" means BARRETT R. ROCHMAN.

         Guarantor. The word "Guarantor" means and includes without limitation each and all of the guarantors, sureties, and accommodation parties in connection with the indebtedness.

         Income and Proceeds. The words "Income and Proceeds" mean all present and future income, proceeds, earnings, increases, and substitutions from or for the Collateral of every kind and nature, including without limitation all payments, interest, profits, distributions, benefits, rights, options, warrants, dividends, stock dividends, stock splits, stock rights, regulatory dividends, distributions, subscriptions, monies, claims, for money due and to become due, proceeds of any insurance on the Collateral, shares of stock of different par value or no par value issued in substitution or exchange for shares included in the Collateral, and all other property Grantor is entitled to receive on account of such Collateral, including accounts, documents, instruments, chattel paper, and general intangible.

         Indebtedness. The word "indebtedness" means the indebtedness evidenced by the Note, including all principal and interest, together with all other indebtedness and costs and expenses for which Grantor is responsible under this Agreement or under any of the Related Documents.

         Lender. The word "Lender" means First National Bank and Trust Company, Carbondale, Illinois, its successors and assigns.

         Note. The word "Note" means the note or credit agreement dated, January 7, 2000, in the principal amount of $250,040.00 from BARRETT R. ROCHMAN to Lender, together with all renewals of, extensions of, modifications of, refinancing of, consolidations of and substitutions for the note or credit agreement.

         Obligor. The word "Obligor" means and includes without limitation any and all persons or entitles obligated to pay money or to perform some other act under the Collateral.

         Related Documents. The words "Related Documents" mean and include without limitation all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the indebtedness.

RIGHT OF SETOFF. Grantor hereby grants Lender a contractual security interest in and hereby assigns, conveys, delivers, pledges, and transfers all of Grantor's right, title and interest in and to Grantor's accounts with Lender (whether checking, savings, or some other account), including all accounts held jointly with someone else and all accounts Grantor may open in the future, excluding, however, all IRA and Keogh accounts, and all trust accounts for which the grant of a security interest would be prohibited by law. Grantor authorizes Lender, to the extent permitted by applicable law, to charge or setoff all indebtedness against any and all such accounts. GRANTOR'S REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COLLATERAL. Grantor represents and warrants to Lender that :

         Ownership. Grantor is the lawful owner of the Collateral free and clear of all security interests, liens, encumbrances and claims of others except as disclosed to and accepted by Lender in writing prior to execution of this Agreement.

         Right to Pledge. Grantor has the full right, power and authority to enter into this Agreement and to pledge the Collateral.

         Binding Effect. This Agreement is binding upon Grantor, as well as Grantor's heirs, successors, representatives and assigns, and is legally enforceable in accordance with its terms.

         No Further Assignment. Grantor has not, and will not, sell, assign, transfer, encumber or otherwise dispose of any of Grantor's rights in the Collateral except as provided in this Agreement.

         No Defaults. There are no defaults existing under the Collateral, and there are no offsets or counterclaims to the same. Grantor will strictly and promptly perform each of the terms, conditions, covenants and agreements contained in the Collateral which are to be performed by Grantor, if any.

         No Violation. The execution and delivery of this Agreement will not violate any law or agreement governing Grantor or to which Grantor is a party.

LENDER'S RIGHTS AND OBLIGATIONS WITH RESPECT TO COLLATERAL. Lender may hold the Collateral until all the Indebtedness has been paid and satisfied and thereafter may deliver the Collateral to any Grantor. Lender shall have the following rights in addition to all other rights it may have by law:

         Maintenance and Protection of Collateral. Lender may, but shall not be obligated to, take such steps as it deems necessary or desirable to protect, maintain, insure, store, or care for the Collateral, including payment of any liens or claims against the Collateral. Lender may charge any cost incurred in so doing to the Grantor.

         Income and Proceeds from the Collateral. Lender may receive all income and Proceeds and add it to the Collateral. Grantor agrees to deliver to Lender immediately upon receipt, in the exact form received and without commingling with other property, all income and Proceeds from the Collateral which may be received by, paid, or delivered to Grantor or for Grantor's account, whether as an addition to, in discharge of, in substitution of, or in exchange for any of the Collateral.

         Application of Cash. At Lender's option, Lender may apply any cash, whether included in the Collateral or received as income and Proceeds or through liquidation, sale, or retirement, of the Collateral, to the satisfaction of the indebtedness or such portion thereof as Lender shall choose, whether or not matured.

         Transactions with Others. Lender may (a) extend time for payment or other performance, (b) grant a renewal or change in terms or conditions, or (c) compromise, compound or release any obligation, with any one or more Obligors, endorsers, or Guarantors of the Indebtedness as Lender or any of them, notice at least ten (10) days in advance of the time and place of any public sale, or the date after which any private sale may be made. Grantor agrees that any requirement of reasonable notice is satisfied if Lender mails notice by ordinary mail addressed to Grantor, or any of them, at the last address Grantor has given Lender in writing. If a public sale is held, there shall be sufficient compliance with all requirements of notice to the public by a single publication in any newspaper of general circulation in the county where the Collateral is located, setting forth the time and place of sale and a brief description of the property to be sold. Lender may be a purchaser at any public sale.

         Register Securities. Register any securities included in the Collateral in lender's name and exercise any rights normally incident to the ownership of securities.

         Sell Securities. Sell any securities included in the Collateral in a manner consistent with applicable federal and state securities laws notwithstanding any other provision of this or any other agreement. If, because of restrictions under such laws, Lender is or believes it is unable to sell the securities in any open market transaction, Grantor agrees that Lender shall have no obligation to delay sale until the securities can be registered, and may make a private sale to one or more persons or to a restricted group of persons, even though such sale may result in a price that is less favorable than might be obtained in an open market transaction, and such a sale shall be considered commercially reasonable. If any securities held as Collateral are "restricted securities" as defined in the Rules of the Securities and Exchange Commission (such as Regulation D or Rule 144) or state securities departments under state "Blue Sky" laws, or if Grantor is an affiliate of the Issuer of the securities, Grantor agrees that neither Borrower nor any member of Borrower's family and neither Grantor nor any member of Grantor's family will sell or dispose of any securities of such issuer without obtaining Lender's prior written consent.

         Foreclosure. Maintain a judicial suit for foreclosure and sale of Collateral.

         Transfer Title. Effect transfer of title upon sale of all or part of the Collateral. For this purpose, Grantor irrevocably appoints Lender as its attorney-in-fact to execute endorsements, assignments and instruments in the name of Grantor and each of them (if more than one) as shall be necessary or reasonable.

         Other Rights and Remedies. Have and exercise any or all of the rights and remedies of a secured creditor under the provisions of the Uniform Commercial Code, at law, in equity, or otherwise.

         Application of Proceeds. Apply any cash which is part of the Collateral, or which is received from the collection or sale of the Collateral, to reimbursement of any expenses, including any costs for registration of securities, commissions incurred in connection with a sale, attorney fees as provided below, and court costs, whether or not there is a lawsuit and including any fees on appeal, incurred by Lender in connection with the collection and sale of such Collateral and to the payment of the Indebtedness of Grantor to Lender, with any excess funds to be paid to Grantor as the interests of Grantor may appear. Grantor agrees, to the extent permitted by law, to pay any deficiency after application of the proceeds of the Collateral to the Indebtedness.

         Cumulative Remedies. All of Lender's rights and remedies, whether evidenced by this Agreement or by any other writing, shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Grantor under this Agreement, after Grantor's failure to perform, shall not affect Lender's right to declare a default and to exercise its remedies.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Agreement:

         Amendments. This Agreement, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Agreement. No alterations of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

         Applicable Law. This Agreement has been delivered to Lender and accepted by Lender in the state of Illinois. If there is a lawsuit, Grantor agrees upon Lender's request to submit to the jurisdiction of the courts of JACKSON county, the state of Illinois. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois.

         Attorneys' Fees; Expenses. Grantor agrees to pay upon demand all of Lender's costs and expenses, including attorneys' fees and Lender's legal expenses, incurred in connection with the enforcement of this Agreement. Lender may pay someone else to help enforce this Agreement, and Grantor shall pay the costs and expenses of such enforcement. Costs and expenses include Lender's attorneys' fees and legal expenses whether or not there is a lawsuit, including attorneys' fees and legal expenses for bankruptcy proceedings (and including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Grantor also shall pay all court costs and such additional fees as may be directed by the court.

         Caption Headings. Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.

         Notices. All notices required to be given under this Agreement shall be given in writing, may be sent by telefacsimile (unless otherwise required by law), and shall be effective when actually delivered or when deposited with a nationally recognized overnight courier or deposited in the United States mail, first class, postage prepaid, addressed to the party to whom the notice is to be given at the address shown above. Any party may change its address for notices under this agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. To the extent permitted by applicable law, if there is more than one Grantor, notice to any Grantor will constitute notice to all Grantors. For notice purposes, Grantor will keep Lender informed at all times of Grantor's current address(es).

         Severability. If a court of competent jurisdiction finds any provisions of this Agreement to be invalid or unenforceable as to any person or circumstance, such finding shall not render that provision invalid or unenforceable as to any other persons or circumstances. IF feasible, any such offending provision shall be deemed to be modified to be within the limits of enforceability or validity; however, if the offending provision cannot be so modified, it shall be stricken and all other provisions of this Agreement in all other respects shall remain valid and enforceable.

         Successor Interests. Subject to the limitations set forth above on transfer of the Collateral, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns.

         Waiver. Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lender. No delay or omission on the part of lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Grantor, shall constitute a waiver of any of Lender's rights or any of Grantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

GRANTOR ACKNOWLEDGES HAVING READ ALL THE PROVISIONS OF THIS PLEDGE AND SECURITY AGREEMENT, AND GRANTOR AGREES TO ITS TERMS. THIS AGREEMENT IS DATED JANUARY 7, 2000.

GRANTOR:



X  /s/ Barrett R. Rochman
   BARRETT R. ROCHMAN

                                                                     Exhibit 3

                            CLIENT'S MARGIN AGREEMENT

BARRETT ROCHMAN
Account Name (herein referred to as I)

1. I agree as follows with respect to all of my accounts, in which I have an interest along or with others, which I have opened or open in the future, with you purchase and sale of securities.

2. I am of full age and represent that I am not an employee of any exchange or of a Member Firm of any Exchange or the NASD, or of a bank, trust company or insurance company and that I will promptly notify you in writing if I become so employed.

3. All transactions for my account shall be subject to the constitution, rules, regulations, customs and usages, as the same may be constituted from time, of the exchange or market (and its clearing house, if any) where executed.

4. Any and all credit balances, securities, and all other property of whatsoever kind, including but not limited to: property belong to me, owned to me, which I may have an interest held by you or carried for my accounts, shall be subject to a general lien, for the discharge of my obligations (including unmatured and contingent obligations) by you. This general lien would apply to all of my obligations to you, however arising and without regard to whether or not you made advances with respect to such property. Such craft balances, securities, and all other property, as referenced above, may, without notice to carried in your general loans, and all securities my be pledged, repledged, hypothecated or rehypothecated, separately or in common with other security, any other property, for the sum due to you thereon or for a greater sum, without retaining in your possession and control, for delivery a like amount of securities or other property. At any time and from time to time you may, in your discretion, without notice to me, apply and/or transfer any securities, cast other property therein, interchangeably between any accounts in which I may have an interest whether individual, joint, or otherwise or from any accounts to any account guaranteed by me. You are specifically authorized to transfer to my cash account on the settlement day following an purchase in that account, excess funds available to any of my other accounts, including but not limited to any free balances in any margin account or in any non-regulated sufficient to make full payment of this cash purchase. I agree that any debt occurring in any of my accounts may be transferred by you at your option margin account.

5. I will maintain such margins as you may in your discretion require from time to time and will pay on demand any debit balance owing with respect to any accounts,. Whenever in your discretion you deem if desirable for your protection, (and without the necessity of a margin call) including but not limited to instances where a petition in bankruptcy or for the appointment of a receiver is filed by or against me, or an attachment is levied against my account, or event of notice of my death or incapacity, or in compliance with orders of any Exchange, you may, without prior demand, tender, and without any notice of time or place of sale, all of which are expressly waived, sell any or all securities which may be in your possession, or which you may be carrying for me, any securities of which my account or accounts may be short, in order to close out in whole or in part any commitment in my behalf or you may place stop orders with respect to such securities or commodities and such sale or purchase may be made at your discretion on any Exchange or other market when business is then transacted, or at public auction or private sale, with or without advertising and nether any demands, calls tenders or notice which you make or give any one or more instances nor any prior course of conduct or dealings between us shall invalidate the aforesaid waivers on my part. You have the right to purchase for your own account any or all of the aforesaid property at any such sale, discharged of any right of redemption, which is hereby waived.

6. All transactions in any of my accounts are to be paid for or required margin deposited no later than 2:00 p.m. (ET) on the settlement date.

7. I agree to pay interest and service charges upon y accounts monthly at the prevailing rate as determined by you.

8. I agree that, in giving orders to sell, all "short" sale orders will be designated as "short" by me and all "long" sale orders will be designated as "long" and that the designation of a sell order as "long" is a representation on my part that I own the security and, if the security is not in your possession that it is not then possible to deliver the security to you forthwith and I will deliver it on or before the settlement date.

9. Reports of the execution of orders and statements of a my account shall be conclusive if not objected to in writing addressed to the branch manager office servicing such account(s) within five days and ten days, respectively, after transmittal to me by mail or otherwise.

10. All communications including margin calls may be sent to me at my address given you, or at such other address as I may hereafter give you in writing all communications so sent, whether in writing or otherwise, shall be deemed given to me personally, whether actually received or not.

11. No waiver of any provision of this agreement shall be deemed a waiver of any other provision, nor a continuing waiver of the provision or provisions so waived.

12. I understand that no provision of this agreement can be amended or waived except in writing signed by an officer of your Company, and that this Agreement shall continue in force until its termination by me is acknowledged in writing by an officer of your Company; or until written notice of termination by you shall be mailed to me at my address last given you.

13.      o   Arbitration is final and binding on the parties.
         o   The parties are waiving their right to seek remedies in court, including the right to jury trial.
         o   The arbitrators' award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of rulings by the arbitrator is strictly limited.
         o   The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

The undersigned agrees, and by carrying an account for the undersigned you agree, all controversies which may arise between us concerning any transaction or the construction, performance or breach of this or any other agreement between us, whether entered into prior, on or subsequent to the date hereof, shall be determined by arbitration.

This contract shall be governed by the laws of the State of New York, and shall inure to the benefit of your successors and assigns, and shall be binding on the undersigned, my heirs, executors, representatives, attorneys-in-fact, administrators and assigns. Any controversy arising out of or relating to my account, to transactions with or for me or to this Agreement or the breach thereof, and whether executed or to be executed within or outside of the United States, shall be settled by arbitration before either the New York Stock Exchange, Inc., or the National Association of Securities Dealers, Inc. or any other anti-regulatory organization of which Wexford Clearing Services Corporation is a member, as I may elect and under the then existing arbitration procedures of the forum I have elected. If I do not make such election by registered mail addressed to you at your main office within five (5) days after demand by you that I make such election, then you may make such election. Notice preliminary to, in conjunction with, or incident to such arbitration proceeding, may be sent tome by mail and personal service is hereby waived. Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction thereof, without notice to me. No person shall bring a putative or certified class action to arbitration, nor seek to enforce any un-disputed arbitration agreement against any person who has initiated in court a punitive class action, or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative until (i) the class certification is denied; or (ii) the class is certified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

14. If any provision hereof is or at any should become inconsistent with any present or future law, rule or regulation of any securities or commodities exchange or of any sovereign government or a regulatory body thereof and if any of these bodies have jurisdiction over the subject matter of this agreement, said provision shall be deemed to be superseded or modified to conform to such law, rule or regulation, but in all other respects this agreement shall continue and remain in full force and effect.

15. I agree that my broker is a third-party beneficiary of this Agreement and that the terms and conditions hereof, including the arbitration provision, shall be applicable to all matters between or among myself and either my broker and /or Wexford Clearing Services Corporation.

Lending Agreement

You and any firm succeeding to your firm are hereby authorized from time to time to lend separately or together with the property of others, either to yourselves or to others, any property, together with all attendant rights of ownership, which you may be carrying for me on margin. In connection with such loans, you may receive and retain certain benefits to which I will not be entitle. In certain circumstances, such loans may limit, in whole or in part, my ability to exercise voting rights of the securities lent. This authorization shall apply to all accounts carried by you for me and shall remain in full force until written or revocation is received by you at your principal office in New York.

By signing this agreement, I acknowledge that my securities may be loaned to you or loaned out to others.

By signing this agreement, I acknowledge that I have received a copy of this agreement.

This agreement contains a pre-dispute arbitration clause at pages 1 at paragraph 13.

Date      4/26/99
                                             /s/ Barrett R. Rochman

                                             Client's Signature

                                                                     Exhibit 4

Tucker Anthony Incorporated

Client's Agreement

Cleared through the courtesy of: Wexford Clearing Services Corporation (herein referred to as "you")


Barrett Rochman
--------------------------------------
Account Name (herein referred to as I)

1. I agree as follows with respect to all of my accounts, in which I have an interest alone or with others, which I have opened or may open in the future, with you for the purchase and sales of securities:

2. I am of full age and represent that I am not an employee of any exchange or of a Member Firm of any Exchange or the NASD, or of a bank, trust company, or insurance company and that I will promptly notify you in writing if I become so employed.

3. All transactions for my account shall be subject to the constitution, rules, regulations, customs and usages, as the same may be constituted from time to time, of the exchange or market (and its clearing house, if any) where executed.

4. Any and all credit balances, securities, and all other property of whatsoever kind, including but not limited to: property belonging to me, owed to me, or in which I may have an interest held by you or carried for my accounts, shall be subject to a general lien, for the discharge of my obligations (including unmatured and contingent obligations) by you. This general lien shall apply to all of my obligations to you, however arising and without regard to whether or not you have made advances with respect to such property. Such credit balances, securities, and all other property, as referenced above, may, without notice to me, be carried in your general loans, and all securities may be pledged, repledged, hypothecated or rehypothecated, separately or in common with other securities or any other property, for the sum due to you thereon or for a greater sum, without retaining in your possession and control, for delivery a like amount of similar securities or other property. At any time and from time to time you may, in your discretion, without notice to me, apply and/or transfer any securities, cash or any other property therein, interchangeably between any accounts in which I may have an interest whether individual, joint, or otherwise or from any of my accounts to any account guaranteed by me. You are specifically authorized to transfer to my cash account on the settlement day following a purchase made in that account, excess funds available in any of my other accounts, including but not limited to any free balances in any margin account or in any non-regulated, sufficient to make full payment of this cash purchase. I agree that any debit occurring in any of my accounts may be transferred by you at your option to my margin account.

5. I will maintain such margins as you may in your discretion require from time to time and will pay on demand any debit balance owing with respect to any of my accounts. Whenever in your discretion you deem it desirable for your protection, (and without the necessity of a margin call) including but not limited to an instance where a petition in bankruptcy or for the appointment of a receiver is filed by or against me, or an attachment is levied against my account, or in the event of notice of my death or incapacity, or in compliance with the orders of any Exchange, you may, without prior demand, tender, and without any notice of the time or place of sale, all of which are expressly waived, sell any or all securities which may be in your possession, or which you may be carrying for me, or buy any securities of which my account or accounts may be short, in order to close out in whole or in part any commitment in my behalf or you may place stop orders with respect to such securities or commodities and such sale or purchase may be made at your discretion on any Exchange or other market where such business is then transacted, or at public auction or private sale, with or without advertising and neither any demands, calls, tenders or notices which you may make or give in any one or more instances nor any prior course of conduct or dealings between us shall invalidate the aforesaid waivers on my part. You shall have the right to purchase for your own account any or all of the aforesaid property at any such sale, discharged of any right of redemption, which is hereby waived.

6. All transactions in any of my accounts are to be paid for or required margin deposited no later than 2:00 p.m. (ET) on the settlement date.

7. I agree to pay interest and service charges upon my accounts monthly at the prevailing rate as determined by you.

8. I agree that, in giving orders to sell, all "short" sale orders will be designated as "short" by me and all "long" sale orders will be designated as "long" by me and that the designation of a sell order as "long" is a representation on my part that I own the security and, if the security is not in your possession that it is not then possible to deliver the security to you forthwith and I will deliver it on or before the settlement date.

9. Reports of the execution of orders and statements of my account shall be conclusive if not objected to in writing addressed to the branch manager of the office servicing such account(s) within five days and ten days, respectively, after transmittal to me by mail or otherwise.

10. All communications including margin calls may be sent to me at my address given you, or at such other address as I may hereafter give you in writing, and all communications so sent, whether in writing or otherwise, shall be deemed given to me personally, whether actually received or not.

11. No waiver of any provision of this agreement shall be deemed a waiver of any other provision, nor a continuing waiver of the provision or provisions so waived.

12. I understand that no provision of this agreement can be amended or waived except in writing signed by an officer of your Company, and that this agreement shall continue in force until its termination by me is acknowledged in writing by an officer of your Company; or until written notice of termination by you shall have been mailed to me at my address last given you.

13.      o        Arbitration is final and binding on the parties.
         o        The parties are waiving their right to seek remedies in court, including the right to jury trial.
         o        Pre-arbitration discovery is generally more limited than and different from court proceedings.
         o        The arbitrators' award is not required to include factual
                  findings or legal reasoning and any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.

         o The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

The undersigned agrees, and by carrying an account for the undersigned you agree, all controversies which may arise between us concerning any transaction or the construction, performance or breach of this or any other agreement between us, whether entered into prior, on or subsequent to the date hereof, shall be determined by arbitration.

This contract shall be governed by the laws of the State of New York, and shall inure to the benefit of your successors and assigns, and shall be binding on the undersigned, my heirs, executors, representatives, attorneys-in-fact, administrators and assigns. Any controversy arising out of or relating to my account, to transactions with or for me or to this Agreement or the breach thereof, and whether executed or to be executed within or outside of the United States, shall be settled by arbitration before either the New York Stock Exchange, Inc. or the National Association of Securities Dealers, Inc. or any other self-regulatory organization of which Wexford Clearing Services Corporation is a member, as I may elect and under the then existing arbitration procedures of the forum I have elected. If I do not make such election by registered mail addressed to you at your main office within five (5) days after demand by you that I make such election, then you may make such election. Notice preliminary to, in conjunction with, or incident to such arbitration proceeding, may be sent to me by mail and personal service is hereby waived. Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction thereof, without notice to me. No person shall bring a putative class action or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

14. If any provision hereof is or at any time should become inconsistent with any present or future law, rule or regulation of any securities or commodities exchange or of any sovereign government or a regulatory body thereof and if any of these bodies have jurisdiction over the subject matter of this agreement, said provision shall be deemed to be superseded or modified to conform to such law, rule or regulation, but in all other respects this agreement shall continue and remain in full force and effect.

15. I agree that my broker is a third-party beneficiary of this Agreement and that the terms and conditions hereof, including the arbitration provision, shall be applicable to all matters between or among myself and either my broker and/or Wexford Clearing Services Corporation.

Lending Agreement

You and any firm succeeding to our firm are hereby authorized from time to time to lend separately or together with the property of others, either to yourselves or to others, any property, together with all attendant rights of ownership, which you may be carrying for me on margin. In connection with such loans, you may receive and retain certain benefits to which I will not be entitled. In certain circumstances, such loans may limit, in whole or in part, my ability to exercise voting rights of the securities lent. This authorization shall apply to all accounts carried by you for me and shall remain in full force until written notice or revocation is received by you at your principal office in New York.

By signing this Agreement, I acknowledge that my securities may be loaned to you or loaned out to others.

By signing this Agreement, I acknowledge that I have received a copy of this agreement.

This Agreement contains a pre-dispute arbitration clause at page 1 at paragraph 13.


                                     /s/ Barrett R. Rochman
Date                                     Client's Signature

Client: Please return White and Canary copies to the office serving your account. Please retain the pink copy for your records.














Wexford Clearing Services Corporation, One New York Plaza, 11th Floor New York, NY 10292-2011

                                                                     Exhibit 5

                           SCHEDULE 14A INFORMATION

                 Proxy Statement Pursuant to Section 14(a) of
            the Securities Exchange Act of 1934 (Amendment No.  )

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:
[ ] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule
    14a-6(e)(2))
[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

                           COMMUNITY FINANCIAL CORP.
------------------------------------------------------------------------------
               (Name of Registrant as Specified In Its Charter)

                               BARRETT R. ROCHMAN
------------------------------------------------------------------------------
   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(I)(1) and 0-11.
    (1)  Title of each class of securities to which transaction applies:
         N/A
         ---------------------------------------------------------------------
    (2)  Aggregate number of securities to which transaction applies:
         N/A
         ---------------------------------------------------------------------
    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
         N/A
         ---------------------------------------------------------------------
    (4)  Proposed maximum aggregate value of transaction:
         N/A
         ---------------------------------------------------------------------
    (5)  Total fee paid:
         N/A
         ---------------------------------------------------------------------
[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11 (a) (2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    (1)  Amount Previously Paid:
         N/A
         ---------------------------------------------------------------------
    (2)  Form, Schedule or Registration Statement No.:
         N/A
         ---------------------------------------------------------------------
    (3)  Filing Party:
         N/A
         ---------------------------------------------------------------------
    (4)  Date Filed:
         N/A
         ---------------------------------------------------------------------

                                PROXY STATEMENT
                                       OF
                               BARRETT R. ROCHMAN
                             1345 EAST PARK STREET
                           CARBONDALE, ILLINOIS 62901
                                 (800) 529-3513


        Solicitation of Proxies in Opposition to Proxies to be Solicited by the Board of Directors of Community Financial Corp.


                                  INTRODUCTION

         My name is Barrett R. Rochman, and I am a significant stockholder of Community Financial Corp. ("Community Financial"). I am the fourth largest stockholder of Community Financial and own more shares of stock than any member of its Board of Directors. I beneficially own 128,740 shares, which represents approximately 5.8% of the outstanding shares of stock of Community Financial. I am sending this Proxy Statement and the enclosed BLUE PROXY card to the holders of common stock of Community Financial in connection with my solicitation of proxies to be voted at the 2000 Annual Meeting of Stockholders of Community Financial or, if directors are not elected at the next Annual Meeting, then at the next meeting of stockholders at which directors are elected, and at any and all adjournments of those meetings (the "Stockholders Meeting"). Although I do not know the time and location of the next Stockholders Meeting, notice of such meeting will be sent to you by Community Financial. I am soliciting proxies for use at the Stockholders Meeting (i) to vote in favor of the election of Michael
B. Nadler and me to the Board of Directors of Community Financial, (ii) to vote in favor of my stockholder proposal included in this Proxy Statement, and (iii) to vote in my discretion on such other matters as may properly be presented at the Stockholders Meeting.

         I am sending this Proxy Statement to you directly or through your broker or bank or through Community Financial on or about March 1, 2000.

         You should receive two different proxy statements, each with its own accompanying form of proxy, in connection with the Stockholders Meeting this year. You are receiving this Proxy Statement and the enclosed BLUE PROXY card from me. You also should receive a separate proxy statement and proxy card from the Board of Directors of Community Financial (which probably will be white), similar to the way you received these materials in prior years. These two proxy statements will be very different because both the Board of Directors of Community Financial and I will be attempting to obtain authority from you to vote your shares at the Stockholders Meeting in accordance with our respective recommendations. Even if you plan to attend the Stockholders Meeting, I encourage you to sign and return only the enclosed BLUE PROXY card and not the proxy card which you may receive from Community Financial. Any BLUE PROXY card that you sign and return to me will be voted only in accordance with your instructions.

         Only one proxy of yours will be counted and used at the Stockholders Meeting. If you sign, date and mail a BLUE PROXY card to me and if you later sign and return a proxy card to Community Financial, the BLUE PROXY card will not be counted when the votes are tabulated. I strongly urge you not to return any proxy card sent to you by the Board of Directors of Community Financial.

                      REASONS WHY I AM SOLICITING PROXIES

         I decided to seek a position on the Board of Directors in an effort to encourage the Board to take the following actions:

                 o         to improve the financial performance of Community
                           Financial;

                 o         to enhance stockholder value at Community Financial;
                           and

                 o         to reduce directors fees at Community Financial.

         I have experience in serving as a director of a publicly-held company, as I served on the Board of Directors of Heartland Bancshares, Inc., a bank holding company located in Herrin, Illinois, from December, 1998 to June, 1999, at which time it was sold to Banterra Corp. Mr. Nadler, my other nominee, has 10 years of banking experience, with his most recent banking position being First Vice President of Exchange National Bank in Chicago, Illinois from 1979 to 1981, during which time he was responsible for a $100 million loan portfolio. Exchange National was a bank with assets of approximately $1 billion before it was sold and was a subsidiary of a holding company that was a publicly-held company.

         As one of the significant stockholders of Community Financial, I am very interested in the success of our company and in doing what is best for all Community Financial stockholders. I believe that the current directors are not operating Community Financial in a manner that is maximizing Community Financial's financial performance or enhancing the value of Community Financial's common stock. My belief is supported by the facts: in comparison to the national averages for bank holding companies, consider for yourself Community Financial's unfavorable return on stockholder equity, its unfavorable return on total assets and its weak stock price. The Board of Directors must be held accountable for Community Financial's weak performance.

             COMMUNITY FINANCIAL'S PERFORMANCE - LOOK AT THE FACTS

         The first fact that I would like to discuss comes straight out of Community Financial's news release of February 17, 2000. In that release, Community Financial reported earnings of 53 cents per share for the year ended December 31, 1999, as compared to earnings of 57 cents per share for 1998. Last year, our company's earnings decreased instead of increased. Wayne Benson, the President and Chief Executive Officer of Community Financial, publicly said this about our company's 1999 financial results, "While I was heartened to see vigorous loan growth during the year, I am disappointed in our financial results." I agree with Mr. Benson in that I too am disappointed with Community Financial's 1999 financial results.

         For many stockholders of companies, the price at which their stock is trading is very important. I, for one, am happy when the price of my stock goes up and am unhappy when the stock price remains relatively flat or goes down. Well, I am very unhappy with the current stock price of Community Financial. On February 25, 2000, the last trade was at $9-7/8.

         If you look back a little farther, Community Financial's stock reached a 4-year high of $23.50 per share on May 1, 1998. The price of $9-7/8 on February 25, 2000 represents a decrease in value of almost 60% when compared to the 4-year high of $23.50. To put it another way, if you had invested $1,000 in the common stock of Community Financial at $23.50 a share, your investment would now be worth about $420 (not including dividends). Something must be done to increase the stock price of our company.

         Let me summarize for you below the high and low stock prices at which the common stock of Community Financial has traded in the past 5 years. And remember, when the stock of Community Financial was first sold to the public in 1995, the initial subscription price was $10 per share.

                                       High              Low
                                       ----              ---
                     1995             $14.00            $11.25
                     1996             $13.75            $11.75
                     1997             $20.25            $12.75
                     1998             $23.50            $11.00
                     1999             $11.50            $ 7.75

         Many observers believe that one test of a company's performance is how it compares to industry averages. Based upon its most recent reports on Form 10-Q and Form 10-K filed with the Securities and Exchange Commission (the "SEC"), Community Financial had a return on average stockholders equity of 2.41% for the quarterly period ended September 30, 1999 and a 3.43% return on average stockholders equity for the year ended December 31, 1998. Based on statistics included in the Bank Holding Company Performance Report provided by the Federal Reserve Bank of St. Louis, the average return on equity for bank holding companies nationwide with assets greater than $300 million, but less than $500 million, was 12.32% for the quarterly period ended September 30, 1999 and 13.21% for 1998. So, you can easily see that Community Financial's recent returns on average stockholders equity have been about 20% to 25% of the national averages.

         In addition, based again upon its most recent reports on Form 10-Q and 10-K filed with the SEC, Community Financial had a return on average assets of 0.26% for the quarterly period ended September 30, 1999 and 0.40% for the year ended December 31, 1998. Again, based on statistics included in the Bank Holding Company Performance Report, the average return on assets for bank holding companies nationwide with assets greater than $300 million, but less than $500 million, was 1.09% for the quarterly period ended September 30,1999 and 1.14% for 1998. So, you can see that Community Financial's recent returns on assets have been about 25% to 35% of the national averages.

         I have summarized these facts in the table below.

                                                              Bank holding companies
                                                            with greater than $300 but
                                 Community Financial     less than $500 million in assets
                                 -------------------     --------------------------------
                                  1999       1998          1999                   1998
                                  ----       ----          ----                   ----
         Return on Equity         2.41%     3.43%         12.32%                 13.21%

         Return on Assets         0.26%     0.40%          1.09%                  1.14%

         Let's face reality and "cut to the chase." In my opinion, Community Financial's recent financial performance has been relatively poor. To look at it another way, those of you who bought stock of Community Financial in its initial public offering in 1995 and who still hold the stock today probably would have been better off financially investing your money in a 5% bank account five years ago instead of investing in Community Financial stock.(1) All the while, Community Financial has operated and continues to operate, in my opinion, at a sub-par level.

         Now, consider the directors fees that Community Financial paid its Board members in 1998. Each non-employee member of Community Financial's Board who is also a director of Community Bank & Trust, N.A. ("CB&T"), Community Financial's largest subsidiary, received an annual fee of $5,000, except for the Chairman of the Board of CB&T, who received an annual fee of $15,000. If that is not enough, the outside directors (other than the Chairman of the Board) also received a fee of $350 for each Board meeting attended and $100 for each committee meeting attended (that means an additional $4,200 in fees based on 12 Board meetings per year). Furthermore, certain directors were provided the opportunity to make as much as $500 per board meeting attended with respect to the various other subsidiaries of Community Financial.

         Here is a summary of these fees based on information from last year's annual meeting proxy statement.

         Person                                      Amount of Fees
         ------                                      --------------

         Chairman of the Board                       $15,000 per year.

         Other Directors (who are not also           $9,200 per year, plus $100
         employees of Community Financial)           for each committee
                                                     meeting of Community
                                                     Financial attended.

         Wayne H.  Benson                            $16,200 in 1998.

         Shirley B. Kessler                          $5,000 in 1998.

         If I am elected, I will immediately recommend that the Board of Directors reduce or eliminate all directors fees. While I believe people should be paid for serving on Community Financial's Board of Directors, the directors fees should be tied to Community Financial's performance. Thus, I would like to see all directors fees eliminated or reduced until Community Financial's stock price trades above $14 for six consecutive months and until reasonable earnings goals are met.

         To top it all off, directors are eligible to participate in Community Financial's Management Recognition Plan (the "MRP"). Almost 60,000 shares have been issued to directors of Community Financial under the MRP. The question we stockholders should ask is, "what is our company recognizing?" It appears to me that Community Financial has recognized and applauded poor company performance resulting from the Board's actions and decisions. Let's face it, in order to reflect the true performance of these individuals, the MRP should, at best, be renamed the "Mediocre Results Plan."

         If I am elected, I also will immediately recommend that the Board of Directors hire a consultant or other advisor which specializes in financial institutions to make recommendations to the Board regarding specific measures designed to improve earnings at Community Financial and enhance stockholder value. I plan to evaluate and recommend specific alternatives for enhancing stockholder value after I have been


--------

(1) Assumes a stock price of $9-7/8 as of February 25, 2000. Assuming you bought stock in Community Financial's initial public offering in 1995 and received dividends for 5 years at 25 cents per share, your investment would be worth approximately $11-1/8 as of February 25, 2000. If you had instead invested $10 in a bank account earning a 5% annual interest rate rather than in Community Financial's stock in its initial public offering, your investment would have been worth $12.50 after five years. Neither value has been compounded.

elected to the Board of Directors of Community Financial and have had an opportunity to review the operations of Community Financial as well as the recommendations of the consultant. These measures and alternatives, if implemented, hopefully would result in enhanced stockholder value and an increase in Community Financial's stock price. Additionally, although I have no plans to recommend or pursue an immediate sale of Community Financial, I am open to considering a sale of Community Financial as part of a strategy for enhancing stockholder value.

         I believe I can serve the best interests of the stockholders of Community Financial, but I need your support to elect Michael Nadler and me to the Board of Directors.

                  ELECTION OF DIRECTORS OF COMMUNITY FINANCIAL

         The Articles of Incorporation of Community Financial that are on file with the SEC provide that the Board of Directors of Community Financial will consist of not less than six nor more than eleven directors divided into three classes as nearly equal in number as possible. The directors of each class are elected to serve for a term of three years and until their successors have been elected and qualified. One class is to be elected annually by the stockholders of Community Financial. A class of two directors should be elected at the Stockholders Meeting for a three-year term and until their successors have been elected and qualified. I am soliciting proxies to elect Michael Nadler and me to fill this class of directors.

         The Articles of Incorporation of Community Financial provide that each share of common stock is entitled to one vote. Directors will be elected by a majority of the votes cast at a meeting at which a quorum is present. I intend to vote for Michael Nadler and myself for election as directors whose terms will expire in 2003.

         Only your latest dated proxy will be counted at the Stockholders Meeting. If you choose to vote by proxy for Michael Nadler and me by using the enclosed BLUE PROXY, you may not also use the proxy card provided by Community Financial to vote for any other nominees or any other matters. In addition, you CANNOT use the proxy card provided by the Board of Directors of Community Financial to vote for Michael Nadler or me.

         I have agreed to serve as a director of Community Financial if elected. Michael Nadler has informed me that he has agreed to serve as a director of Community Financial if elected. This is the only agreement or understanding between Michael Nadler and me. Michael Nadler and I have no agreements or understandings as to how we will vote or what actions we will propose if elected as directors. Michael Nadler and I, if elected, will each act in a manner that we respectively believe will be in the best interests of Community Financial's stockholders. I believe that immediate action must be taken to improve Community Financial's financial performance and stock price.

         Unless you instruct me otherwise, I will vote the BLUE PROXIES received by me FOR the election of Michael Nadler and me as directors of Community Financial.

                            APPROVAL OF MY PROPOSAL

         I also intend to submit the proposal set forth below for consideration by the stockholders of Community Financial at the upcoming Stockholders Meeting. Additionally, I intend to submit the following statement in support of my proposal. Absent instructions to the contrary, the BLUE PROXIES received by me will be voted FOR my stockholder proposal. The affirmative vote of a majority of the shares represented at the Stockholders Meeting is required to approve my proposal.

         My Stockholder Proposal
         -----------------------

                  RESOLVED, that the stockholders of Community Financial Corp., present in person or by proxy, recommend that the Board of Directors
         (a) engage the services of a consultant or other advisor which has experience in advising financial institutions to make recommendations to the Board of Directors as to specific actions designed to improve earnings of Community Financial Corp. and enhance stockholder value, and (b) prepare a report regarding the advisor's or consultant's recommendations, at reasonable expense, for distribution to stockholders within six months of this meeting of stockholders.

         My Statement in Support of My Proposal
         --------------------------------------

                  I believe that the Board of Directors should hire a consultant or other advisor which has experience in advising in financial institutions to assist the Board in taking action designed to improve earnings and enhance stockholder value at Community Financial and to increase the stock price of Community Financial. Accordingly, I respectfully ask you to vote in favor of my proposed resolution. Please note, however, that if my resolution is approved by stockholders, it would recommend that the Board of Directors take certain action but not mandate any action.

                               INFORMATION ABOUT
                    BARRETT R. ROCHMAN AND MICHAEL B. NADLER

         The following table shows the number and percentage of the outstanding shares of common stock of Community Financial beneficially owned by my nominees for election as directors:

                     Name                    Number         Percentage *
                     ----                    ------         ----------

               Barrett R. Rochman            128,740              5.8%

               Michael B. Nadler               8,000              0.4%

           * Based upon 2,213,645 outstanding shares of common stock of Community Financial, as disclosed in Community Financial's Form 10-Q for the quarter ended September 30, 1999.

o  Barrett R. Rochman
---------------------

           My principal occupation is the real estate investment business. My principal real estate investment activities include owning and renting commercial and residential real estate, purchasing tax certificates in Illinois and managing real property acquired through tax certificates. I have over 30 years of experience as a real estate investor. I am 56 years old and both my office and home are located in Carbondale, Illinois, where I have lived for the past 35 years. My business address is 1345 East Park Street, Carbondale, Illinois 62901. I engage in my principal occupation through the following entities:

           Rochman Rentals - 1345 East Park Street, Carbondale, Illinois 62901 (rental property company)
           S.I. Securities - 1345 East Park Street, Carbondale, Illinois 62901 (real estate investment company)
           S.I. Securities, Inc. - 1345 East Park Street, Carbondale,
           Illinois 62901 (real estate investment company)
           S.I.-P.I. - 1345 East Park Street, Carbondale, Illinois 62901
           (real estate investment company)
           Boo Noz Corp. - 1345 East Park Street, Carbondale, Illinois 62901 (real estate investment company)
           S.I. Boo, LLC - 1345 East Park Street, Carbondale, Illinois 62901 (real estate investment company)

           The SEC instituted proceedings against me in 1998 alleging that I violated Section 13(d) of the Securities Exchange Act of 1934 and certain rules thereunder (collectively the "Laws"). These proceedings were settled on February 17, 1999 without me having to admit or deny any of the alleged violations. As part of the settlement, the SEC ordered me to cease and desist from committing or causing any violation or any future violation of the Laws. The proceedings of the SEC related to certain reports that I was required to file with the SEC because I owned more than 5% of the outstanding shares of common stock of Heartland Bancshares, Inc. I was not required to pay any fine or penalty in connection with the settlement.

o  Michael B. Nadler
--------------------

           Mr. Nadler's principal occupation is real estate investment and consulting. He has 10 years of experience in the banking industry, with his most recent banking position being First Vice President of Exchange National Bank in Chicago, Illinois from 1979 to 1981. Exchange National was bank with approximately $1 billion in assets before it was sold. While at Exchange National, Mr. Nadler was responsible for the management of a $100 million loan portfolio. The holding company for Exchange National was a publicly-held company. Mr. Nadler also has served as president and a senior level manager at CNA Tax Investors, Ltd. (tax certificate purchasing) from 1982 to 1994 and national risk manager at Capital Asset Research Corp. (tax certificate and municipal lien purchasing) from 1994 to 1999. Mr. Nadler is 51 years old and he resides in Riverwoods, Illinois, which is a suburb of Chicago. He has lived in Riverwoods, Illinois for the past six years.

           Mr. Nadler engages in his real estate investment and consulting activities through KLN Real Estate Investors, Ltd. (tax purchasing and real estate investments), 5225 West Touhy Avenue, Suite 213, Skokie, Illinois 60077 and Thornwood Partners, Ltd. (consultants on tax certificate purchasing), 1919 Thornwood Lane, Riverwoods, Illinois 60015.

                      -----------------------------------

           Neither Michael Nadler or I nor any of our associates (i) are, or within the past year have been, a party to any contract, arrangement or understanding with any person with respect to any securities of Community Financial, (ii) have, or during the past two years had, a direct or indirect interest in any transaction or series of similar transactions or in any currently proposed transaction or series of proposed transactions to which Community Financial, or any of its subsidiaries, was or is to be a party, (iii) have any arrangement or understanding with any person or among ourselves with respect to any future transactions to which Community Financial or any of its affiliates will or may be a party, (iv) have any arrangement or understanding with any person or among ourselves with respect to future employment by Community Financial or its affiliates, or (v) own any common stock of Community Financial of record but not beneficially. Neither Michael Nadler or I nor any companies that we control have had loans outstanding with Community Financial since the beginning of its last fiscal year.

           Michael Nadler and I do not have any arrangement or understanding with any other person or among ourselves according to which any of us will be nominated as a director of Community Financial. Neither Michael Nadler or I nor any of our associates have any interest in the matters to be voted upon at the Stockholders Meeting other than the respective interests of Michael Nadler and me as stockholders of Community Financial.

           I estimate that my total expenditures relating to my solicitation of proxies will be approximately $75,000 (including, but not limited to, costs related to attorneys, printing, transportation and other costs incidental to the solicitation). My expenditures to date relating to this solicitation have been approximately $1,700. If elected as a director, I intend to seek reimbursement of these expenses from Community Financial.

I do not know if the Board of Directors will submit my reimbursement request to a vote of stockholders of Community Financial.

           I have not purchased or sold any shares of common stock of Community Financial prior to January 7, 1999. Since January 7, 1999, my only transactions in shares of common stock of Community Financial consist of the following purchases:

                       Date                          Number of Shares
                       ----                          ----------------
                 January 7, 1999                       1,000 shares
                 January 8, 1999                         800 shares
                 January 11, 1999                        200 shares
                 February 1, 1999                        200 shares
                 February 9, 1999                      2,000 shares
                 July 1, 1999                          8,500 shares
                 July 2, 1999                          7,500 shares
                 August 25, 1999                       5,000 shares
                 September 1, 1999                     4,700 shares
                 September 8, 1999                     2,000 shares
                 September 23, 1999                    6,000 shares
                 October 5, 1999                       6,000 shares
                 October 19, 1999                      4,000 shares
                 October 20, 1999                      3,000 shares
                 November 2, 1999                      6,000 shares
                 November 4, 1999                      5,000 shares
                 November 30, 1999                     2,000 shares
                 December 27, 1999                       600 shares
                 January 3, 2000                      10,000 shares
                 January 5, 2000                       2,000 shares
                 January 5, 2000                       2,300 shares
                 January 6, 2000                       2,300 shares
                 January 6, 2000                       2,000 shares
                 January 6, 2000                       1,000 shares
                 January 6, 2000                       1,000 shares
                 January 7, 2000                       1,000 shares
                 January 10, 2000                      1,100 shares
                 February 1, 2000                     12,500 shares

         My wife, Marilyn Rochman, whose address also is 1345 East Park Street, Carbondale, Illinois 62901, directly owns 6,340 shares of common stock of Community Financial. During the past two years, Mrs. Rochman has completed the following purchases of common stock of Community Financial:


                       Date                          Number of Shares
                       ----                          ----------------

                 July 6, 1999                            440 shares
                 November 22, 1999                       500 shares
                 December 22, 1999                     2,000 shares
                 December 30, 1999                     3,000 shares
                 January 4, 2000                         400 shares

         The Boo Rochman Charitable Corp. and the Rochman Family Investment, both of which I am administrator, own 20,300 and 2,400 shares of common stock of Community Financial, respectively. I share the power to vote and dispose of these shares with my wife. During the past two years, the Boo Rochman Charitable Corp. or the Rochman Family Investment completed the following transactions in the common stock of Community Financial, all of which were purchases except as indicated:

                       Date                          Number of Shares
                       ----                          ----------------

                  January 11, 1999                     3,000 shares
                  February 23, 1999                    2,000 shares
                  April 6, 1999                        2,500 shares
                  April 7, 1999                        1,500 shares
                  December 6, 1999                     2,000 shares
                  December 7, 1999                       500 shares
                  December 8, 1999                     1,100 shares
                  December 16, 1999                    2,400 shares
                  December 21, 1999                    8,700 shares
                  January 7, 2000                      1,000 shares  (sale)

         As of the date of this Proxy Statement, the total amount of funds used in the purchase of shares of common stock of Community Financial by my wife, the Boo Rochman Charitable Corp., Rochman Family Investment and me totals approximately $1,156,000. This amount is based on the total number of shares of common stock of Community Financial that I have purchased, as well as the total number of shares purchased by my wife, the Boo Rochman Charitable Corp. and Rochman Family Investments, multiplied by the price per share paid and does not include broker fees associated with such purchases. To date, I have obtained personal loans in the amount of approximately $500,000 from the First National Bank & Trust Company in Carbondale, Illinois, and my wife, the Boo Rochman Charitable Corp., Rochman Family Investments and I have used a total of approximately $656,000 of our respective funds, including funds obtained from broker margin accounts, for such purchases.

         Since January 1, 1999, Michael Nadler's transactions in shares of Community Financial common stock have been the following purchases, all of which were completed using his personal funds totaling approximately $77,000:

                       Date                          Number of Shares
                       ----                          ----------------

                  December 30, 1999                    2,000 shares
                  January 10, 2000                     2,000 shares
                  January 12, 2000                     2,000 shares
                  February 22, 2000                    2,000 shares

         Mr. Nadler has not purchased or sold any other shares of common stock of Community Financial.

                 CERTAIN INFORMATION ABOUT COMMUNITY FINANCIAL

         Based upon Community Financial's report on Form 10-Q filed with the SEC for the quarter ended September 30, 1999, there were 2,213,645 shares of common stock, $.01 par value per share, of Community Financial outstanding. Under Community Financial's Articles of Incorporation, each share of common stock is entitled to one vote on each matter to be considered at the Stockholders Meeting. The address of Community Financial's principal office is 240 East Chestnut, Olney, Illinois 62450.

                DATE, TIME AND PLACE OF THE COMMUNITY FINANCIAL
                              STOCKHOLDERS MEETING

         According to the By-Laws of Community Financial currently on file with the SEC, the Stockholders Meeting will be held at the main office of Community Financial at such date and time as Community Financial's Board of Directors may determine. Notice of the date and time of such meeting will be sent to you by Community Financial. I do not yet know the record date for stockholders entitled to notice of and to vote at the Stockholders Meeting and any adjournment thereof.

                                 OTHER MATTERS

         I will vote your shares of Community Financial common stock represented by properly executed BLUE PROXIES in the manner which you direct. If no specific direction is given, I will vote pursuant to the BLUE PROXIES FOR the election of Michael Nadler and me to the Board of Directors of Community Financial and FOR approval of my stockholder proposal set forth above. I am assuming that the only matters to be presented at the Stockholders Meeting will be the election of directors of Community Financial and my stockholder proposal. If other matters are properly presented at the Stockholders Meeting, the BLUE PROXIES will grant me authority to vote such proxies in my discretion on such matters. Although I do not expect any such matters to be presented, if they are presented, I intend to vote in accordance with my best judgment on such matters. I intend to deliver this Proxy Statement and accompanying form of BLUE PROXY to holders of at least the percentage of Community Financial's common stock required under applicable law to carry my stockholder proposal.

         Proxies marked as abstentions, broker non-votes or as withholding authority to vote for Michael Nadler or me as directors or my stockholder proposal will be treated as shares present for purposes of determining whether a quorum for the Stockholders Meeting is present but will not be counted as votes cast for Michael Nadler or me or my stockholder proposal.

         Please refer to Community Financial's proxy statement relating to the Stockholders Meeting that may be sent to all stockholders with respect to information concerning (i) beneficial ownership by management of Community Financial's securities, (ii) beneficial owners of 5% or more of Community Financial's securities, (iii) committees of Community Financial's Board of Directors, (iv) meetings of Community Financial's Board of Directors and all committees thereof, (v) certain information regarding the existing directors as well as management's nominees to serve as directors of Community Financial, (vi) compensation and remuneration paid and payable to Community Financial's directors and management, (vii) the date by which stockholders must submit proposals to Community Financial for inclusion in Community Financial's next annual meeting proxy statement, and (viii) other matters required by law to be disclosed. I have no independent knowledge as to the accuracy or completeness of the proxy statement that Community Financial's Board of Directors may send to you in connection with the Stockholders Meeting.

         The expense of preparing and mailing this Proxy Statement and my other proxy soliciting material, as well as my cost of soliciting proxies, will be borne by me but, if elected, I will seek reimbursement of such costs and expenses from Community Financial. In addition to the use of the mails, proxies may be solicited by me, by my employees or agents or by employees or agents of S.I. Securities who will not be specially compensated for such soliciting, through the use of telephone, fax, telegram, mail, overnight delivery services and personal solicitation. Approximately two employees or agents will be involved in soliciting proxies for me. I also will request brokerage firms, banks, nominees, custodians and fiduciaries to forward my solicitation materials to the beneficial owners of common stock of Community Financial held by such institutions or persons, and I will reimburse such institutions and persons for their reasonable costs of forwarding such material.

         Once the Board of Directors has established the agenda for the Stockholders Meeting and the record date for stockholders of Community Financial who are eligible to attend and vote at the meeting, I may send additional information to you regarding the meeting. If you buy or sell shares of Community Financial common stock between the date of this Proxy Statement and the record date for the Stockholders Meeting, then you may have to complete and sign a new BLUE PROXY.

         IMPORTANT -- Please sign and date only the enclosed BLUE PROXY and mail it as soon as possible in the self-addressed, postage-prepaid envelope provided. When you receive a proxy card from Community Financial relating to the Stockholders Meeting, please do not sign or return it to Community Financial. If you do so, it may revoke any proxy that you return to me. If you want to revoke any proxy you have given to me, you may do so by signing and returning a new proxy (dated subsequent to any previous proxy), by attending the Stockholders Meeting and voting in person or by sending me a written letter of revocation of your proxy at the address shown on page 1 of this Proxy Statement.


               The date of this Proxy Statement is March 1, 2000.


                                 *     *     *


                                   IMPORTANT

         Your vote is important. No matter how many or how few shares you own, please sign, date and return to me the enclosed BLUE PROXY as soon as possible.

         Please sign and mail only the enclosed BLUE PROXY if you wish to vote in accordance with my recommendations. Do not sign any proxy card that you may receive from the Board of Directors of Community Financial.

         You must sign your BLUE PROXY exactly as your name appears on your stock certificate of Community Financial. If you own your stock jointly, both owners should sign the BLUE PROXY.

         STREET NAME STOCKHOLDERS: If your shares of common stock are held in the name of your broker, bank or other nominee, you must to contact your broker, bank or nominee and give them instructions as to the voting of your stock. Your broker or bank cannot vote your shares without receiving your instructions. Please contact the person responsible for your account and instruct them to execute a BLUE PROXY as soon as possible.

         The proxies that I am soliciting will be valid only at the Stockholders Meeting. The proxies will not be used for any other meeting and may be revoked at any time before they are exercised.

         If you have any questions or need further assistance, please do not hesitate to contact me at (800) 529-3513.

                               BARRETT R. ROCHMAN
                             1345 East Park Street
                           Carbondale, Illinois 62901
                                 (800) 529-3513


March 1, 2000

Dear Fellow Stockholder:

         Enclosed are my proxy statement and proxy card relating to the 2000 annual meeting of stockholders of Community Financial Corp. ("Community Financial") or, if directors are not elected at the annual meeting, the next meeting of stockholders at which directors are elected. I decided to solicit your vote in favor of electing Michael B. Nadler and me to the Board of Directors of Community Financial because I am disappointed, among other reasons, with the financial performance and stock price of Community Financial. I also am soliciting proxies in favor of my stockholder proposal recommending that the Board of Directors of Community Financial hire an advisor or other consultant which has experience in advising financial institutions to make recommendations of specific actions designed to improve earnings at Community Financial and enhance stockholder value.

         As my proxy statement indicates, I am soliciting proxies to elect a class of two directors of Community Financial who are up for election this year. I do have past experience with the board of directors of a publicly-held company, having served on the board of directors of Heartland Bancshares, a bank holding company in Herrin, Illinois, from December, 1998 to June, 1999, at which time Heartland was sold to Banterra Corp.

         Mr. Nadler, my other nominee, has 10 years of experience in the banking industry, with his most recent banking position being First Vice President of Exchange National Bank in Chicago, Illinois from 1979 to 1981. Exchange National was a bank with approximately $1 billion in assets before it was sold. While at Exchange National, Mr. Nadler was responsible for the management of a $100 million loan portfolio. The holding company for Exchange National also was a publicly-held company.

         If I am elected, I will encourage the Board of Directors to take measures designed to improve earnings at Community Financial. These measures, if implemented, hopefully will result in enhanced stockholder value and an increase in Community Financial's stock price. Although I have no plans to recommend pursuing an immediate sale of Community Financial, I remain open to considering a sale as part of a strategy for enhancing stockholder value.

         Among the things that trouble me with Community Financial is its current stock price. When Community Financial's stock was first offered to the public in 1995, it sold for $10 a share. On February 25, 2000, some 4 1/2 years later, the last trade was at $9-7/8. Think about it for a moment, a person who purchased Community Financial stock in the initial public offering in 1995 and who still is a stockholder today probably would have been better off financially investing his or her money in a bank account earning 5% per year rather than investing in Community Financial stock.

         Another thing that frustrates me with Community Financial is the amount of directors fees paid to our directors. In 1998, each outside director of Community Financial had the opportunity to receive at least $9,200 per year in directors and committee fees, with the Chairman of the Board having the opportunity to receive at least $15,000 per year. If directors fees are going to be paid, then we should expect better results from

Stockholders of Community Financial Corp.
March 1, 2000
Page 2

Community Financial. If elected, I will immediately recommend that directors fees be eliminated or reduced until Community Financial's stock price has traded above $14 per share for 6 consecutive months and until reasonable earnings goals are met. I think our directors need an incentive to take appropriate steps to increase our company's stock price. I would like our directors to establish earnings and stock price goals each year and not accept directors fees unless those goals are met.

         I also am very disappointed with the Management Recognition Plan of Community Financial. Under the Management Recognition Plan, approximately 60,000 shares of Community Financial were awarded to directors. That seems to me to be a lot of stock to be awarded when the stock price of Community Financial is trading at a price today that is lower than its initial public offering price of $10 per share and when its returns on equity and assets are significantly below its peers. The question we stockholders should ask is, "what is our company recognizing?" It appears to me that the Management Recognition Plan has, at best, rewarded mediocrity and should instead have been called the "Mediocre Results Plan."

         In addition, I recently read Community Financial's news release of February 17, 2000. In that release, Community Financial reported earnings of 53 cents per share for the year ended December 31, 1999, as compared to earnings of 57 cents per share for 1998. Last year, our company's earnings decreased instead of increased. Wayne Benson, the President and Chief Executive Officer of Community Financial, publicly said this about our company's 1999 financial results, "While I was heartened to see vigorous loan growth during the year, I am disappointed in our financial results." I agree with Mr. Benson in that I too am disappointed with Community Financial's 1999 financial results.

         I have two more items to share with you. First, I was unhappy with the financial performance and stock price of another bank holding company, Heartland Bancshares, Inc., which was the holding company for Heartland National Bank in Herrin, Illinois. Heartland was sold to Banterra Corp. last year. I owned almost 8% of the outstanding stock of Heartland Bancshares. I also ran for the board of directors and solicited proxies in favor of my election. During the two months before I went on Heartland's board, the stock was trading between about $9 and $12 per share. Within about a month after I joined the board, the stock was trading above $14 a share. Now, I'm not suggesting that my going on the board of Heartland was the sole reason for the increase in the stock price, but I'd like to think that my appointment to the board did have a positive effect on the stock price. In addition, shortly after I joined the board at Heartland, it decided to sell to Banterra Corp. That sale closed in mid-1999 at a sale price of $15.75 a share. While I am not implying here that similar increases in Community Financial's stock price or that a sale of Community Financial will occur if I am elected to the Board, I did want you to know what happened at another bank holding company on whose board I recently served.

         Second, I also was disappointed with the financial performance and stock price of another holding company, CSB Bancorp, which is the holding company for Centralia Savings Bank in Centralia, Illinois. I own in excess of 3% of the outstanding stock of CSB, and I asked the board of directors of CSB to make another individual and me the management's nominees for election as directors at the 2000 annual meeting of stockholders of CSB. I wanted to go on the board with goals of trying to increase earnings and enhance stockholder value at CSB. When CSB did not respond to my request, I was prepared to mail my proxy materials to CSB's stockholders and engage in a proxy contest. About 2 or 3 days before I was going to mail my proxy materials, however, CSB announced that it was going to sell to Midland States Bancorp, with

Stockholders of Community Financial Corp.
March 1, 2000
Page 3

stockholders to receive a cash price of $16 for each share of CSB (incidentally, I voluntarily determined not to mail my proxy materials after the merger announcement was made). Before the announcement of its sale, CSB's stock had traded at a high of about $11 and a low of about $9 during 1999. Again, while I am not implying here that a sale of Community Financial will occur if I am elected to the Board or if I solicit proxies in favor of my election and my stockholder proposal, I did want you to know what happened at another bank holding company where I was a significant stockholder and where I was actively considering running a proxy contest in an effort to get elected to the board.

         After you have read my proxy statement, please sign the enclosed BLUE PROXY card and return it to me as soon as possible in the enclosed self-addressed, postage pre-paid envelope. If you hold your shares through a broker or a bank, please call the person responsible for your account as soon as possible and ask him or her to vote the BLUE PROXY card and not to vote the proxy card you may receive from Community Financial.

         You also should receive a separate proxy statement and proxy card from the Board of Directors of Community Financial similar to the way you received those materials in the past. I encourage you to sign and return only the enclosed BLUE PROXY card and not the proxy card you may receive from Community Financial. If you do sign, date and return a BLUE PROXY card to me and if you then later sign and return a proxy card to Community Financial, only the later proxy will be counted and the BLUE PROXY will not be voted.

         Thank you in advance for your support. If you have any questions at all, need further assistance or want to discuss my views regarding Community Financial, please do not hesitate to call me at (800) 529- 3513.

                                                Sincerely,




                                                Barrett R. Rochman

PROXY                                                                    PROXY

                PROXY SOLICITED ON BEHALF OF BARRETT R. ROCHMAN
               FOR USE AT THE 2000 ANNUAL MEETING OF STOCKHOLDERS
 OF COMMUNITY FINANCIAL CORP. OR, IF DIRECTORS ARE NOT ELECTED AT THAT MEETING,
    THEN AT THE NEXT MEETING OF STOCKHOLDERS AT WHICH DIRECTORS ARE ELECTED

         The undersigned hereby appoints Barrett R. Rochman as proxy, with full power to appoint his substitute, to represent and to vote, as indicated below, all shares of common stock of Community Financial Corp. ("Community Financial") which the undersigned is entitled to vote at the 2000 Annual Meeting of Stockholders of Community Financial or, if directors are not elected at that meeting, then at the next meeting of stockholders at which directors are elected, and at any and all adjournments thereof (the "Stockholders Meeting"), upon the following matters:

         1.       Election of Barrett R. Rochman and Michael B. Nadler as
                  Directors.
                  -------------------------------------------------------

                  [ ] FOR the election of both nominees listed above, except as indicated below.

                  [ ] WITHHOLD AUTHORITY to vote for the election of both nominees listed above.

                  INSTRUCTION: To withhold authority to vote for the election of any individual nominee, write that nominee's name in the space provided below.


         2. Stockholder Proposal of Mr. Rochman. Approval of Mr. Rochman's proposal with regard to hiring a consultant or other advisor to make recommendations to the Board of Directors regarding actions to be taken to improve earnings at Community Financial and enhance stockholder value.

                           [ ] FOR          [ ] WITHHOLD         [ ] ABSTAIN

         3. Other Matters. In his discretion, Mr. Rochman, as proxy, is authorized to vote on such other matters as may properly be presented at the Stockholders Meeting.

                          Please sign on reverse side

         This Proxy will be voted as directed, but if no direction is indicated, this Proxy will be voted FOR the election of Barrett R. Rochman and Michael B. Nadler as directors of Community Financial and FOR the proposal of Mr. Rochman with regard to hiring a consultant or other advisor to make recommendations to the Board of Directors regarding actions to be taken to improve earnings at Community Financial and enhance stockholder value. With respect to any other matters that may properly be presented at the Stockholders Meeting, Mr. Rochman intends to vote in accordance with his best judgment on such matters.

         THE UNDERSIGNED HEREBY REVOKES ANY AND ALL PROXIES RELATING TO THE STOCKHOLDERS MEETING PREVIOUSLY GIVEN BY THE UNDERSIGNED WITH RESPECT TO ALL SHARES OF COMMON STOCK OF COMMUNITY FINANCIAL OWNED BY THE UNDERSIGNED.



Dated:               , 2000                ----------------------------------
      ---------------                                  (Signature)

                                           ----------------------------------
                                              (Signature, if held jointly)

                                           ----------------------------------
                                                  (Title, if applicable)

                                           Please sign exactly as your name
                                           appears on the stock records of
                                           Community Financial. If there are two
                                           or more owners, both should sign this
                                           proxy. When signing as attorney,
                                           executor, administrator, trustee,
                                           guardian or other representative
                                           capacity, please give full title as
                                           such. If owner is a corporation,
                                           please indicate full corporate name
                                           and sign by an authorized officer. If
                                           owner is a partnership or limited
                                           liability company, please indicate
                                           the full partnership or limited
                                           liability company name and sign by an
                                           authorized person.